UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)

2 Triton Square,
Regent's Place,
London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-257705 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Santander UK Group Holdings plc

Half Yearly Financial Report 2023

Important information for readers
Santander UK Group Holdings plc and its subsidiaries (collectively called Santander UK or the Santander UK group) operate primarily in the UK and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.
This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.
None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2023 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference into the Form 6-K.

Santander UK Group Holdings plc    1

CEO review	Financial overview	Directors responsibilities	Risk review	Financial statements	Shareholder information

CEO review

Mike Regnier, Chief Executive Officer, commented
“We maintained our focus on supporting our customers during the first half of the year, working to provide products and services to meet their needs in the current climate. We know that the ongoing volatility in the mortgage market and continuing inflationary pressures are creating challenges, and we encourage anyone facing difficulties to get in touch as soon as possible. We are pleased to be supporting the UK Government’s new Mortgage Charter, in addition to the measures we have already put in place.
“While the wider economy has continued to be unsettled we have maintained our prudent approach to risk, while taking a sensible approach to managing our mortgage book. Our Corporate and Commercial Banking business has performed strongly, with our Navigator platform helping to increase the number of customers expanding internationally. Our new Edge Up current account and simplified range of savings products paying up to 5% interest have demonstrated our commitment to providing value and we intend to continue this with the adoption of Consumer Duty.
“These results reflect our prudent approach in an economically uncertain environment which is set to remain for the rest of 2023, impacting consumer spending and the housing market. However, the UK labour market remains strong and our customers have continued to show resilience. We will continue to prioritise providing them with the best support we can.”
H123 Financial and Business highlights
We continued to help and support our customers facing the pressures of the current environment
–Built on the range of borrower support we already have in place and signed up to the new Mortgage Charter.
–Proactively contacted 1.8 million customers this year to offer support with the increased cost of living.
–Edge Up current account launched with 3.5% interest rate on deposits and cashback benefits.
–Refurbishment programme across our branch network providing customers with improved facilities and service.
–NPS ranked 5th for Retail and 1st for Business & Corporate. Customer service is integral to our strategy and remains a key area of focus1.
Good set of results with profit before tax of £1,173m (H122: £993m), higher income partially offset by higher costs and provisions
–Banking NIM up18bps to 2.21% (H122: 2.03%), largely driven by base rate increases.
–CIR improved to 46% (H122: 49% as higher income and transformation programme savings more than offset the cost of inflation. Adjusted CIR2 of 44% (H122: 46%).
–Invested £97m in our transformation programme in H123 (H122: £101m).
–Credit impairment charges down £13m to £105m with cost of risk of 14bps (H122: -2bps), no material deterioration in credit quality.
–Profit before tax up 18%, Insert: Return on ordinary shareholders’ equity of 13.5% (2022: 10.6%), RoTE2 of 15.3% (2022: 12.0%). Adjusted profit2 before tax up 0.16%, adjusted RoTE2 of 15.8% (2022: 14.1%).
Customer loans and deposits reduced following market trends and our disciplined pricing actions
–With a slower housing market and higher mortgage rates, applications fell in the first half of the year.
–Our decision to optimise the balance sheet given higher funding costs has seen mortgage lending reduce by £8.4bn.
–Customer deposits decreased by £5.8bn to £190.7bn with increased market competition.
–As a result of these changes, our LDR reduced to 112% (2022 113%).
Our strategy delivers strong liquidity, funding and capital with prudent balance sheet management
–Strong LCR of 160% (2022: 163%) with liquidity pool of £50.2bn (2022: £49.0bn), 81% cash and central bank reserves (2022: 91%).
–Customer deposits mainly retail with low average balances, 85% of these are covered by depositor guarantee scheme (FSCS).
–85% of lending is prime UK retail mortgages with an average LTV of 51% (2022: 50%). Unsecured retail constitutes 2% of lending.
–Corporate customers are diversified across operating sectors. Stable CRE portfolio: 2% of customer loans and with 48% average LTV.
–Resilient asset quality with low arrears across all portfolios. Stage 3 ratio of 1.38% (2022: 1.24%).
–CET1 capital ratio of 15.4% (2022: 15.2%) and UK leverage ratio of 5.3% (2022: 5.2%), well above regulatory requirements.
–Repaid £4.0bn TFSME in H123 with £21.0bn outstanding. Stable and diversified wholesale funding programmes.
–Passed the Bank of England’s 2022/23 ACS Stress Test with no management actions required.
Looking ahead
–The challenges faced by households and businesses are expected to continue.
–Inflation is likely to reduce real consumer spending and we expect further declines in house prices in 2023.
–LDR is expected to trend lower and Banking NIM to be higher than 2022 reflecting base rate increases and disciplined pricing actions.
–Going forward we expect inflationary pressures on operating expenses to be partially offset by transformation programme savings.

Mike Regnier
Chief Executive Officer

1.See the Glossary in the Shareholder Information section for more on NPS.
2.Non-IFRS measure. See 'Alternative Performance Measures' in the Financial Overview for details and a reconciliation of adjusted metrics to the nearest IFRS measure.,

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CEO review	Financial overview	Directors responsibilities	Risk review	Financial statements	Shareholder information

Financial overview

Duke Dayal, Chief Financial Officer, commented
"These good results reflect the hard work of all our people across the bank in what has been a challenging first half of 2023. Our strategy has helped us to deliver strong liquidity, funding and capital, and our prudent balance sheet management leaves us well positioned in what remains an uncertain operating environment."
Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT
For the Half Year to

	30 June 2023	30 June 2022
	£m	£m
Net interest income	2,361	2,148
Non-interest income(1)	297	267
Total operating income	2,658	2,415
Operating expenses before credit impairment charges, provisions and charges	(1,232)	(1,186)
Credit impairment charges	(105)	(118)
Provisions for other liabilities and charges	(148)	(118)
Total operating credit impairment charges, provisions and charges	(253)	(236)
Profit before tax	1,173	993
Tax on profit	(315)	(233)
Profit after tax	858	760

Attributable to:
Equity holders of the parent	858	743
Non-controlling interests	—	17
Profit after tax	858	760

A more detailed Consolidated Income Statement is contained in the Condensed Consolidated Interim Financial Statements.
H123 compared to H122
Profit before tax up 18%.
–Net interest income up 10% largely due to the impact of higher base rate also increasing Banking NIM.
–Non-interest income up 11%, largely due to a revaluation gain of £46m of our shares in Euroclear3.
–Operating expenses before credit impairment charges, provisions and charges up 4% largely due to inflation, partially offset by lower transformation programme spend in the last six months and ongoing efficiency savings.
–Credit impairment charges down 11% with no material deterioration in the credit quality of the portfolios.
–Provisions for other liabilities and charges up 25%, largely due to higher transformation programme charges.
–Tax on profit increased by £82m as a result of both higher profits and an increase in underlying tax rates overall for the period, 2022 was also impacted favourably by a legislative reduction in the bank surcharge rate.

1. Comprises ‘Net fee and commission income’ and ‘Other operating income’.
2. Not used.
3. Euroclear shares held at fair value were revalued in Q2 2023 during negotiations for a sale. We signed an agreement to sell a portion of our shares in Euroclear in July 2023. For more, see Note 8.

Santander UK Group Holdings plc    3

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PROFIT BEFORE TAX BY SEGMENT

The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 2 to the Condensed Consolidated Interim Financial Statements.

	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2023	£m	£m	£m	£m	£m
Net interest income	1,873	79	405	4	2,361
Non-interest income(1)	85	100	67	45	297
Total operating income	1,958	179	472	49	2,658
Operating expenses before credit impairment charges, provisions and charges	(912)	(73)	(170)	(77)	(1,232)
Credit impairment charges	(55)	(14)	(36)	—	(105)
Provisions for other liabilities and charges	(106)	(3)	4	(43)	(148)
Total operating credit impairment charges, provisions and charges	(161)	(17)	(32)	(43)	(253)
Profit/(loss) before tax	885	89	270	(71)	1,173

30 June 2022 (Restated)(2)
Net interest income	1,792	92	241	23	2,148
Non-interest income/(expense)(1)	107	101	70	(11)	267
Total operating income	1,899	193	311	12	2,415
Operating expenses before credit impairment charges, provisions and charges	(832)	(73)	(181)	(100)	(1,186)
Credit impairment (charges)/write-backs	(126)	(13)	20	1	(118)
Provisions for other liabilities and charges	(101)	—	(2)	(15)	(118)
Total operating credit impairment charges, provisions and charges	(227)	(13)	18	(14)	(236)
Profit/(loss) before tax	840	107	148	(102)	993
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)See Note 2 to the Condensed Consolidated Interim Financial Statements.

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Balance sheet review
CUSTOMER BALANCES
This section analyses customer loans and customer deposits at a consolidated level and by business segment. The customer balances below, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral. A reconciliation between the customer balances below and the total assets as presented in the Condensed Consolidated Balance Sheet is set out in the Risk review.
Consolidated

	30 June 2023	31 December 2022
	£bn	£bn
Customer loans	210.8	219.7
Other assets(1)	73.5	72.5
Total assets	284.3	292.2
Customer deposits	190.7	196.5
Total wholesale funding	59.9	63.0
Other liabilities	18.8	18.0
Total liabilities	269.4	277.5
Shareholders' equity	14.9	14.7
Total liabilities and equity	284.3	292.2
(1) At 30 June 2023, included £49m (2022: £49m) of property assets classified as held for sale.
Further analysis of credit risk on customer loans is set out in the Credit risk section of the Risk review.

Customer loans by segment

	30 June 2023	31 December 2022
	£bn	£bn
Retail Banking	185.9	194.6
- Mortgages	178.7	187.1
- Other (Business Banking and unsecured lending)	7.2	7.5
Consumer Finance	5.3	5.4
CCB	18.4	18.5
Corporate Centre	1.2	1.2
Total	210.8	219.7

Customer deposits by segment

	30 June 2023	31 December 2022
	£bn	£bn
Retail Banking	155.7	161.8
- Current accounts	71.4	76.6
- Savings accounts	67.4	67.0
- Business banking accounts	11.2	12.2
- Other retail products	5.7	6.0
CCB	23.5	24.8
Corporate Centre	11.5	9.9
Total	190.7	196.5
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Treasury
KEY CAPITAL METRICS

	30 June 2023		31 December 2022
	£bn	%	£bn	%
Capital
CET1 capital	11.1	15.4	10.8	15.2
Total qualifying regulatory capital	14.6	20.3	14.5	20.4
UK leverage	13.1	5.3	12.9	5.2
RWA	72.0		71.2

Summarised changes to CET1 capital ratio

CET1 capital ratio
%
Profit net of distributions	0.51
Pension	(0.11)
Expected loss less provisions	(0.06)
RWA growth and other	(0.19)
30 June 2023 compared to 31 December 2022
Capital ratios well above regulatory requirements
–In the 2022/23 BoE ACS stress test, our lowest post-stress CET1 capital ratio was modelled to be 11.3% before management actions in excess of the CET1 hurdle rate established by the BoE of 8.1%.
–The CET1 capital ratio increased 20bps to 15.4%. This was largely due to higher profit. We remain strongly capitalised with significant headroom to minimum requirements and MDA.
–UK leverage ratio remained broadly stable at 5.3% (2022: 5.2%). UK leverage exposure reduced slightly to £245.7bn (2022: £248.6bn).
–Total capital ratio remained broadly stable at 20.3% (2022: 20.4%).
Structural hedge evolution
–Our structural hedge position decreased, with c.£100bn at H123 (2022: c.£108bn), and duration of c.2.5 years (2022: c.2.5 years).

CET1 capital ratio at 30 June 2023

Minimum
%
Pillar 1	4.5
Pillar 2A	3.2
Capital conservation buffer	2.5
Countercyclical capital buffer	1.0
Current MDA trigger	11.2
Headroom	4.2
CET1 capital ratio	15.4

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KEY FUNDING AND LIQUIDITY METRICS

	30 June 2023		31 December 2022
	£bn	%	£bn	%
Loan to deposit ratio		112%		113%
Total wholesale funding and AT1	62.1		65.2
of which term funding	54.7		57.8
of which TFSME	21.0		25.0
of which with a residual maturity of less than one year	13.0		11.0
LCR	50.2	160%	49.0	163%

30 June 2023 compared to 31 December 2022

Highly liquid balance sheet
–Strong LCR of 160% (2022: 163%), with £18.6bn LCR eligible liquid assets surplus to minimum requirement.
–LCR eligible liquidity pool of £50.2bn (2022: £49.0bn), includes £40.7bn cash and central bank reserves (2022: £44.5bn). Remaining assets predominantly Sterling and USD denominated government bonds and covered bonds.
–Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.
Strong and diversified funding across well-established issuance programmes
–LDR reduced to 112% with lower customer lending and deposits after pricing actions in Q4-22 to optimise the customer balance sheet with mortgages down £8.4bn and deposits down £5.8bn.
–Repaid £4.0bn TFSME in H123 with £21.0bn remaining. £17.1bn due for repayment by 2025 and the remaining £3.9bn due for repayment between 2027 and 2031.
–In H123 we issued c.£3.8bn Sterling equivalent medium term funding, including c.£1.0bn of MREL issuance and c.£2.8bn of other secured issuance from Santander UK plc. We also issued £300m Tier 2 which was bought by Banco Santander.
–We expect to issue a total of £1.5bn to £2.0bn MREL in 2023.

Principal risks and uncertainties

A description of our principal risks and uncertainties for the remaining six months of the financial year is set out in the Risk governance section of the Risk review, mainly in Top risks and Emerging risks as well as a discussion of how the relevant risks and uncertainties have changed since our 2022 Annual Report on
Form 20-F (the 2022 Annual Report) was published.
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Alternative Performance Measures (APMs)

In addition to the financial information prepared under IFRS, this Half Yearly Financial Report contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this Half Yearly Financial Report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.
We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

Adjusted APMs
In H123, we identified the same adjusted APMs as those set out in our 2022 Annual Report.

Reconciliation of adjusted APMs to nearest IFRS measure
a) Adjusted Profit Metrics
As shown in the table below, profit before tax is adjusted for items management believe to be significant. We adjust for these to facilitate operating performance comparisons from period to period.

	Ref.	30 June 2023	30 June 2022
		£m	£m
Non-interest income
Reported	(i)	297	267
Adjust for transformation related net (loss) / gain on sale of property		(3)	7
Adjusted	(ii)	294	274

Operating expenses before credit impairment charges, provisions and charges
Reported	(iii)	(1,232)	(1,186)
Adjust for transformation		65	83
Adjusted	(iv)	(1,167)	(1,103)

Provisions for other liabilities and charges
Reported		(148)	(118)
Adjust for transformation		35	11
Adjusted		(113)	(107)

Profit before tax
Reported		1,173	993
Specific income, expenses and charges		97	101
Adjusted profit before tax		1,270	1,094

Prior period adjustment: In Q123 we removed the operating lease depreciation adjustment to non-interest income and operating expenses to align to Banco Santander's presentation. Prior periods were restated, there was no impact on adjusted profit. In H122 adjusted non-interest income and adjusted operating expenses increased by £42m and the adjusted CIR increased by 1p.p. to 46%.
Net loss / (gain) on sale of property: previously named ‘net gain on sale of London head office and branch properties’, now also includes subsequent sale of property under our transformation programme.
Transformation costs and charges: relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.
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b) Adjusted cost-to-income ratio
Calculated as adjusted total operating expenses before credit impairment charges, provisions and charges as a percentage of the total of net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	30 June 2023	30 June 2022
		%	%
Cost-to-income ratio	(iii) divided by the sum of (i) and net interest income	46%	49%
Adjusted cost-to-income ratio	(iv) divided by the sum of (ii) and net interest income	44%	46%

c) RoTE and adjusted RoTE
Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments, and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

		Adjust for transformation	As adjusted

30 June 2023	£m	£m	£m
Profit after tax	858	71	929
Annualised profit after tax	1,730		1,872
Phasing adjustments	(33)		(91)
Profit / adjusted profit due to equity holders of the parent (A)	1,697		1,781

		Equity adjustments	As adjusted

30 June 2023	£m	£m	£m
Average shareholders' equity	14,812
Less average Additional Tier 1 (AT1) securities	(2,196)
Average ordinary shareholders' equity (B)	12,616
Average goodwill and intangible assets	(1,550)
Average tangible equity (C)	11,066	223	11,289

Return on ordinary shareholders’ equity (A/B)	13.5%		—
RoTE (A/C)	15.3%		15.8%

		Adjust for transformation	As adjusted

31 December 2022	£m	£m	£m
Profit after tax	1,423	254	1,677
Less non-controlling interests of annual profit	(17)		(17)
Profit / adjusted profit due to equity holders of the parent (A)	1,406		1,660

		Equity adjustments	As adjusted

31 December 2022	£m	£m	£m
Average shareholders' equity	15,545
Less average Additional Tier 1 (AT1) securities	(2,194)
Less average non-controlling interests	(118)
Average ordinary shareholders' equity (B)	13,233
Average goodwill and intangible assets	(1,548)
Average tangible equity (C)	11,685	63	11,748

Return on ordinary shareholders’ equity (A/B)	10.6%		—
RoTE (A/C)	12.0%		14.1%

–Adjustment for transformation
Details of these items are outlined in section a) of 'Alternative Performance Measures', with a total impact on profit before tax of £97m. The impact of these items on the taxation charge was £26m and on profit after tax was £71m. Tax is calculated at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible.

–Phasing adjustments
To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. This includes the UK Bank Levy, which is charged annually on 31 December, as required under IFRS.
–Equity adjustments
These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.
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Risk governance
INTRODUCTION
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance, withstand stresses, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

RISK FRAMEWORK
How we define risk
Key risk types
Our key risk types help us define the risks to which we are exposed. For definitions of our key risk types, see ‘How we define risk’ on page 91 of the 2022 Annual Report.
30 June 2023 compared to 31 December 2022
In H123, there were no significant changes to key risk types other than the Operational Risk & Resilience framework was re-named and expanded to become Non-Financial Risk (NFR) framework from July 2023. In addition, the Legal Risk framework will be formally subsumed into the NFR framework in H223, following the restructuring described in the 2022 Annual report.
Top and emerging risks
Several of our risk types also have top and/or emerging risks associated with them. For more, see 'Top and emerging risks' on page 92 of the 2022 Annual Report.

30 June 2023 compared to 31 December 2022
In H123, there were no significant changes in our risk governance and our top and emerging risks, as described in the 2022 Annual Report, except as follows:
Top risks
In H123, Inflationary and Supply Chain pressures remained a key focus, as the cost of living continues to impact our customers. In response to higher inflation, the Bank of England base rate was increased to 5% in June. There was a further rise of 25bps to 5.25% in August, with the potential for further rate rises in 2023. As a result, many mortgage customers face higher loan repayments. We agreed to support the UK Government's Mortgage Charter to provide more customer support measures. Whilst we did not see any significant deterioration in credit metrics, the challenging macroeconomic pressures are likely to impact later in 2023.
Other Top risk profile movements
We continue to focus on Conduct and Regulatory risk matters, with significant regulatory engagement across a number of areas. These include cost of living related additional customer support measures, Consumer Duty implementation to ensure good customer outcomes, Regulatory Capital models, and Data Privacy. We are also expecting further reforms. These initiatives place increased capacity and resourcing demands on the business with a related material increase in costs, at a time when we are also implementing a complex change agenda, underpinning our strategic plans.
Our engagement in Financial crime risk management remains high. We continue to enhance our risk management capabilities across data and systems. We are focused on improving our operations and processes to respond to global sanctions regimes, and prepare for new legislation such as the Economic Crime & Corporate Transparency Bill, and good customer outcomes required by the FCA Consumer Duty.
Fraud risk losses remain a material driver of our operational risk loss position, in line with the wider UK financial services industry. In H123, as part of our Fraud Transformation programme, we introduced new fraud prevention tools to enhance our existing controls. We also play a collaborative role in fraud management with industry partners, through UK Finance and Stop Scams UK, alongside our customer awareness campaigns on common fraud scams.
The importance of IT remains at the centre of our activities, and we continue to progress a bank-wide programme to address key risks in our IT estate, including increasing obsolescence, partly due to the fast pace of technological evolution. We expect the programme to deliver risk reduction over a three year period and we closely monitor improvements through our risk governance framework.
We continue to rely extensively on third parties for a range of goods and services, provided by both Banco Santander and external suppliers. In H123, we reassessed our major suppliers against a revised set of controls and implemented new metrics to manage our risk exposure.
Climate Change risk remains of strategic importance, and we continue to enhance our data strategy, integrate relevant risks into our Risk Framework, formulate a risk appetite, and progress related initiatives. We are also assessing whether there are any reporting requirements for Santander UK from the new EU Corporate Sustainability Reporting Directive, and for the 2023 UK Green Finance Strategy.
Emerging risks
Macroeconomic and geopolitical risks continue to evolve, with no clear signs of a resolution of the conflict in Ukraine, ongoing broader geopolitical tensions, and an evolving alliance between countries with large and emerging economies. These developments may increase inflationary and supply chain pressures, which impact the UK economy, the financial services industry, and increasing operational resilience risks via cyber attacks. In H123, we experienced no significant data or cyber security incidents, although we responded to a number of third-party incidents. We continue to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We also saw another brief period of financial market volatility in H123, with the collapse of Silicon Valley Bank and acquisition of Credit Suisse. These events did not significantly impact our funding and liquidity risk profile.
We considered the likely impact of the recent UK Government announcement on account closures. We are working to ensure we comply with these proposed rules, and it is important to us that customers have access to banking services and they are treated fairly. For more, see 'Financial crime risk review'.
Other Emerging risk profile movements
The UK government's continued interest in the banking industry is reflected in the recently published Mortgage Charter, along with an increased FCA focus on savings rates, which may materialise into pressure on retail deposit pricing in H223. The government has also announced action plans with a range of industry regulators to support consumers, as well as the potential for a Savings Charter. We responded to the Bank of England’s proposals for a Digital Pound, both bilaterally through UK Finance and directly. We focused our direct response on the risks of deposit intermediation, increased cost of lending, loss of transactional data, and broader loss of ability to build customer relationships through the current account. We also suggested that the proposed holding limits are reduced.
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Credit risk

Overview
Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for which we assumed a financial obligation.

Credit risk management
In H123, there were no significant changes in the way we manage credit risk as described in the 2022 Annual Report.

Credit risk review
In this section, we analyse our key credit risk metrics.
Key metrics Stage 3 ratio of 1.38% (2022: 1.24%). Loss allowances of £1,019m (2022: £1,007m). Balance weighted average LTV of 65% (2022: 69%) on new mortgage lending.

Introduction
We manage credit risk across all our business segments in line with the credit risk lifecycle. We tailor the way we manage risk across the lifecycle to the type of customer. There have been no significant changes in the way we manage credit risk as described in the 2022 Annual Report.
We provide an update on the key changes to the inputs to our ECL model below.

Recognising ECL
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a Significant Increase in Credit Risk (SICR) since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely.

Multiple economic scenarios and probability weights
For all our portfolios we use five forward-looking economic scenarios. At 30 June 2023, they consisted of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.

Our forecasting approach
In H123, there were no significant changes in our forecasting approach as described in the 2022 Annual Report.

Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and UK Government policy which is subject to change in this fluid environment.
In summary, the outlook for the UK economy in 2023 remains challenging with little growth and stubbornly high inflation. The conflict in Ukraine continues with no sign of cessation at present, but commodity prices started to fall which should help to slow inflation and boost the UK's terms of trade. However, robust wage growth remains a risk to core inflation declining quickly towards target.

Base case key macroeconomic assumptions
–House price growth: The sharp rise in mortgage rates triggered a slowdown in house price growth in recent months. With survey indicators pointing to a slump in buyer demand as confidence is hit by a squeeze on affordability from the sharp rise in mortgage rates, house prices are expected to continue declining in the near-term. We forecast a 7% year-on-year decline in house prices by the end of 2023, with a further fall of 2% by the end of 2024. Once the Bank Rate starts to reduce, house price growth starts to recover with growth back to average levels by the end of the forecast period.

–GDP: While the latest monthly estimate for May 2023 showed the economy contracting marginally with a 0.1% month-on-month fall, the broader picture is one of a stagnating economy, with no growth on a quarterly basis and GDP just 0.2% above its pre-pandemic level. The latest PMI data suggest growth will continue in Q223, but activity is likely to have been affected by the extra bank holiday in May 2023 for the King's Coronation. As such, the near-term outlook for growth remains broadly flat - but as the effects of higher interest rates filter through the economy this year and the bulk of fixed rate mortgages are renewed, consumer spending growth could fall back sharply and with business insolvencies expected to increase, there are still downside risks to our forecast of 0.1% growth in 2023.

–Unemployment rate: Unemployment rose to 4.0% in the 3 months to May 2023 as labour supply was boosted by a further fall in inactivity. Job vacancies fell for the thirteenth consecutive quarter by 85,000 in the three months to June 2023, the biggest fall outside of the pandemic since the start of 2009. With companies under pressure from rising debt servicing costs and higher wages, it is likely that some will become insolvent and others find that demand for their goods and services reduces as households restrict their spending. We do not envisage a large rise in unemployment compared to previous recessions. The rate peaks at 4.5% by the end of 2024, in part impacted by the ongoing return of previously inactive workers to the labour force.

–Bank Rate: For the Bank Rate forecast, the Monetary Policy Committee (MPC) raised rates for the 14th consecutive time in August 2023 to 5.25%, taking the cumulative rise in the current tightening cycle to 515bps. Our base case assumes a further rate rise September 2023, taking the peak in Bank Rate to 5.50%. We expect the MPC to start loosening monetary policy in the second half of 2024, with rates ending 2024 at 4.75%. Further cuts through the rest of the 5 year forecast period leaves bank rate at 3.00% at the end of 2028.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce continues and that this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.6%, the OBR’s latest estimate of the UK’s long run average growth rate. CPI inflation is forecast to remain above the 2% target rate throughout the initial 5-year forecast period.

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Key changes to our base case in H123
The economic outlook for 2023 remains uncertain. Inflation is forecast to remain well above the 2% target rate for 2023 putting further pressure on real disposable income.
For our base case, we no longer expect a short recession given that the economy has been more resilient than expected in H123. However, risks around this assumption remain as the full effects of higher interest rates have yet to be felt across the UK economy and as such we keep one quarter of negative growth in the forecast.
The key changes to our base case assumptions in H123 were: (i) the 2023 GDP growth forecast has been revised up in response to stronger growth momentum and more positive PMI data; (ii) the strength of core and services inflation (linked to robust wage growth) means headline CPI no longer drops below the 2% target over the forecast period; (iii) a steeper Bank Rate profile with rates now reaching a peak of 5.50% in Q323, with cuts starting in H224; and (iv) house prices are 7% lower by the end of 2023 with a further decline of 2% by the end of 2024, equivalent to a peak-to-trough fall of 11%.
Other scenarios
Based on this revised base case, we have reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) reflecting persistent above target inflation over the forecast period; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example older UK-born workers retiring early and longer term sickness levels remaining above pre-pandemic levels); and (iv) the global economy recovering more swiftly from higher inflation.
To reflect these potential outcomes, we decided to continue to use the base case and four additional scenarios, which management considers provides a range wide enough to reflect all the above potential outcomes. However, as the risks remain skewed to the downside, to reflect these outcomes sufficiently, we concluded that only one upside scenario would be needed to reflect the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.
The four other scenarios are:
One upside scenario
This scenario has a quicker recovery than the Baseline although remains benign. It assumes that inflation falls back more swiftly than in the base case, with a swifter end to the Ukraine conflict which helps to reduce commodity prices further and with second round effects on core inflation feeding through quicker. This allows the Bank of England to cut rates, bringing them back to what is more likely to be the neutral rate, with households using some of the additional levels of saving accrued over the pandemic. This results in higher consumer and business confidence enabling higher levels of spending with savings rates returning to levels consistent with economic growth as real earnings growth returns. House prices fall marginally more than the base case, mainly due to the implied relationship between GDP and HPI used by the Oxford Global Economic Model (OGEM) compared to that used by management to construct the base case.
Three downside scenarios
Downside 1 - This scenario is a bear case to the baseline. It assumes that there is a fall in economic growth and that there is a recession. In this scenario, excess savings are not used to support growth as consumer confidence remains extremely low, with households worried over the prospect of losing their job. House prices fall further than in the base case as more households look to downsize to lower mortgage repayments. With inflation remaining above target, Bank Rate continues to increase as core inflation remains above the baseline view before cuts start as inflation falls back.
Stubborn inflation - This scenario considers the effect on the UK economy of a persistent inflationary environment, where inflation remains above target for much of the forecast period. This persistent inflation is created by a combination of factors, including higher energy costs exacerbated by the conflict in Ukraine and curtailment of oil supply by OPEC countries; continuous wage rises resulting in a spiral effect pushed by increasing numbers of strikes; falling productivity; and continuing supply constraints pushing up input prices. This causes a peak to trough fall in GDP of c-3% and a much higher Bank Rate profile with a peak of 7% to combat persistently higher inflation. House prices fall c.20% which is similar to the Global Financial Crisis (GFC).
Downside 2 - This scenario is similar in severity to a typical stress test scenario. It shows a marked fall in GDP, with unemployment rising to levels consistent with the GFC and house prices falling by almost a third. The scenario also reflects ongoing strike action by various unions pushing for larger pay growth, along with dealing with potential blackouts and the possibility of curtailed working weeks to deal with the energy supply shortage over the winter months. It further assumes that the incidence of major risk events continue to occur exposing risks to countries’ fiscal position and the means to respond to such events. For this scenario, an overlay to the unemployment rate was also made to the model output from the OGEM. This was to account for the possibility of a recession of similar magnitude to that of 2008/09 where the unemployment rate peaked at 8.5%.
Key changes to our alternative scenarios in H123
The downside scenarios capture a range of risks, including continuing weaker investment reflecting the unstable environment; a larger negative impact from the EU trade deal and a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force.
In H123, there were no significant changes in our alternative scenarios as described in the 2022 Annual Report.
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The table below sets out our macroeconomic assumptions for each of the five scenarios at 30 June 2023:

		Upside 1	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
		%	%	%	%	%	%
GDP(1)	2022 (actual)	4.1	4.1	4.1	4.1	4.1	4.1
	2023	0.3	0.1	(0.2)	(0.5)	(1.6)	(0.2)
	2024	1.1	0.3	(0.4)	(1.9)	(3.2)	(0.5)
	2025	2.3	1.3	0.4	—	0.1	0.9
	2026	2.4	1.5	0.3	0.4	1.1	1.2
	Peak to trough(2)	—	(0.2)	(1.0)	(2.8)	(5.2)	(1.3)
Bank Rate(1)	2022 (actual)	3.50	3.50	3.50	3.50	3.50	3.50
	2023	5.00	5.50	6.00	7.00	5.00	5.75
	2024	3.75	4.75	5.25	5.50	3.00	4.68
	2025	2.75	3.75	4.00	4.00	2.50	3.60
	2026	2.50	3.25	3.25	3.25	2.50	3.10
	5 yr Peak	5.00	5.50	6.00	7.00	5.25	5.78
HPI(1)	2022 (actual)	5.0	5.0	5.0	5.0	5.0	5.0
	2023	(3.6)	(7.0)	(5.8)	(7.5)	(11.8)	(7.1)
	2024	(4.4)	(2.0)	(7.6)	(10.2)	(12.9)	(5.5)
	2025	2.0	2.0	2.0	2.0	2.0	2.0
	2026	3.0	3.0	3.0	3.0	3.0	3.0
	Peak to trough(2)	(10.2)	(11.0)	(15.0)	(19.0)	(25.0)	(14.3)
Unemployment(1)	2022 (actual)	3.7	3.7	3.7	3.7	3.7	3.7
	2023	4.2	4.2	4.5	4.5	6.6	4.5
	2024	4.2	4.5	5.0	5.7	8.3	5.1
	2025	3.9	4.4	5.4	6.1	7.7	5.1
	2026	3.8	4.3	5.9	6.5	7.1	5.1
	5 yr Peak	4.3	4.5	6.1	6.5	8.5	5.4
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)GDP peak taken from GDP level at Q1-23 and HPI peak taken from HPI level at Q3-22.

The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2022:

		Upside 1	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
		%	%	%	%	%	%
GDP(1)	2021 (actual)	7.5	7.5	7.5	7.5	7.5	7.5
	2022	4.4	4.4	4.3	4.2	3.7	4.3
	2023	(1.0)	(1.3)	(1.9)	(2.7)	(6.4)	(2.2)
	2024	0.8	0.5	(0.3)	(0.9)	(0.7)	—
	2025	2.0	1.6	0.5	0.2	1.7	1.2
	2026	2.0	1.5	0.4	0.6	1.5	1.2
Bank Rate(1)	2021 (actual)	0.25	0.25	0.25	0.25	0.25	0.25
	2022	3.50	3.50	3.50	3.50	3.50	3.50
	2023	3.75	4.00	3.50	6.00	3.75	4.29
	2024	3.00	3.25	2.75	5.50	3.00	3.59
	2025	2.50	2.75	2.50	3.50	2.75	2.85
	2026	2.25	2.50	2.25	3.00	2.50	2.55
HPI(1)	2021 (actual)	8.7	8.7	8.7	8.7	8.7	8.7
	2022	7.6	7.0	7.6	7.6	7.6	7.3
	2023	(8.8)	(10.0)	(10.0)	(10.9)	(15.8)	(10.7)
	2024	(4.3)	—	(6.7)	(8.8)	(14.3)	(4.4)
	2025	0.6	2.0	(3.1)	(4.9)	(4.1)	(0.8)
	2026	4.1	3.0	(0.2)	(0.6)	4.7	2.0
Unemployment(1)	2021 (actual)	4.0	4.0	4.0	4.0	4.0	4.0
	2022	3.7	3.8	3.7	3.7	4.4	3.8
	2023	4.7	4.7	5.1	5.5	8.5	5.3
	2024	4.5	5.1	5.4	5.9	8.0	5.6
	2025	4.5	4.5	5.8	6.4	7.4	5.4
	2026	4.4	4.3	6.1	6.6	6.8	5.3
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.

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Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for 30 June 2023 and 31 December 2022 were:

		Upside 1	Base case	Downside 1	Stubborn Inflation	Downside 2
30 June 2023		%	%	%	%	%
House price growth	5-year average increase/decrease	0.01	(0.19)	(1.10)	(2.05)	(3.54)
	Peak/(trough) at (1)	(10.16)	(11.04)	(15.02)	(19.02)	(25.02)
GDP	5-year average increase/decrease	1.70	0.91	0.06	(0.28)	(0.28)
	Cumulative growth/(fall) to peak/(trough) (2)	8.79	4.66	0.31	(1.39)	(1.41)
Unemployment rate	5-year end period	3.40	4.00	5.61	5.87	5.86
	Peak/(trough) at (1)	4.32	4.50	6.09	6.52	8.50
Bank of England bank rate	5-year end period	2.50	3.00	3.00	3.00	2.50
	Peak/(trough) at (1)	5.00	5.50	6.00	7.00	5.25

31 December 2022		%	%	%	%	%
House price growth	5-year average increase/decrease	(0.73)	(0.62)	(3.79)	(4.69)	(4.82)
	Peak/(trough) at (1)	(12.79)	(11.19)	(19.00)	(23.12)	(30.69)
GDP	5-year average increase/decrease	1.17	0.75	(0.17)	(0.45)	(0.63)
	Cumulative growth/(fall) to peak/(trough) (2)	5.98	3.80	(0.84)	(2.23)	(3.12)
Unemployment rate	5-year end period	4.17	4.28	6.09	6.40	6.23
	Peak/(trough) at (1)	4.72	5.10	6.12	6.64	8.50
Bank of England bank rate	5-year end period	2.25	2.50	2.25	3.00	2.50
	Peak/(trough) at (1)	3.75	4.00	3.50	6.00	4.00
(1)For GDP and house price growth it is the peak to trough change within the 5-year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(2)This is the cumulative growth for the 5-year period.

Scenario weights
Each quarter, we undertake a full review of the scenario weights we apply. We consider the weighting of the economic scenarios as a whole, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of the weighting of a scenario, we undertake a Monte Carlo analysis to ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring based on past experience and therefore assign a weight to that scenario. However, a key challenge with this approach in a stressed environment like the one seen in 2020 is that extreme GDP forecasts can occur.
The scenario weights we applied for 30 June 2023 and 31 December 2022 were:

	Upside 1	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
Scenario weights	%	%	%	%	%	%
30 June 2023	10	50	10	20	10	100
31 December 2022	5	50	15	20	10	100

30 June 2023 compared to 31 December 2022
We continue to use the entire historical GDP data set available for the Monte Carlo analysis to smooth out the large GDP data swings seen in the pandemic. For H123, all downside scenarios sit below the 10th percentile suggesting that a lower weight than the base case remains appropriate.
We also need to consider the UK economic and political environment when applying weights. Given the current cost of living crisis, we remain of the view that the risks to UK growth are still biased to the downside and include: a continuation of upside inflation surprises causing inflation to stay above target for longer, raising the cost of living and so reducing consumer demand: continuing weak investment reflecting the uncertain nature of the economic environment; a continuing and significant mismatch between vacancies and skills along with a smaller labour force, which may bring disruption to any recovery in the latter years of the forecast.
All other scenario weights were unchanged from 2022.
In H123, we increased the weight on the Upside scenario by 5% with a corresponding decrease in our Downside 1 to rebalance the overall weighted ECL and to reflect both the change in the fan chart parameters used to determine the Upside and Downside 1 scenarios and the fact that the economic growth outlook has improved slightly since the end of 2022.

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Judgemental Adjustments (JAs)
In H123, there were no significant changes to the scope of the JAs that we apply as described in the 2022 Annual Report.

	Homes	Everyday Banking		Consumer Finance	CCB	Corporate Centre	Total
	Mortgages	Credit Cards	Other
30 June 2023	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	123	119	108	66	204	—	620
Individually assessed	4	—	—	—	136	—	140
ECL before JAs	127	119	108	66	340	—	760
JAs (excluding Affordability and Cost of Living JAs)
Long-term indeterminate arrears	14	—	—	—	—	—	14
12+ months in arrears	16	—	—	—	—	—	16
UPL loss floor	—	—	12	—	—	—	12
Model underestimation	32	3	—	—	—	—	35
Corporate single large exposure	—	—	—	—	23	—	23
Other	17	1	6	3	3	—	30
Total JAs (excluding Affordability and Cost of Living JAs)	79	4	18	3	26	—	130
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain	—	—	—	—	50	—	50
Secured affordability	21	—	—	4	—	—	25
Unsecured affordability	—	23	24	—	—	—	47
SME debt burden	—	—	7	—	—	—	7
Total Affordability and Cost of Living JAs	21	23	31	4	50	—	129
Total JAs	100	27	49	7	76	—	259
Total ECL	227	146	157	73	416	—	1,019

	Homes	Everyday Banking		Consumer Finance	CCB	Corporate Centre	Total
	Mortgages	Credit Cards	Other
31 December 2022	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	134	112	93	65	194	—	598
Individually assessed	—	—	—	—	112	—	112
ECL before JAs	134	112	93	65	306	—	710
JAs (excluding Affordability and Cost of Living JAs)
Long-term indeterminate arrears	13	—	—	—	—	—	13
12+ months in arrears	22	—	—	—	—	—	22
UPL loss floor	—	—	15	—	—	—	15
Model underestimation	36	2	19	—	—	—	57
Corporate sector staging risks	—	—	—	—	23	—	23
Other JA	21	1	10	2	3	—	37
Total JAs (excluding Affordability and Cost of Living JAs)	92	3	44	2	26	—	167
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain	—	—	—	—	61	—	61
Mortgage affordability	27	—	—	—	—	—	27
Retail Unsecured Affordability	—	15	20	—	—	—	35
SME debt burden	—	—	7	—	—	—	7
Total Affordability and Cost of Living JAs	27	15	27	—	61	—	130
Total JAs	119	18	71	2	87	—	297
Total ECL	253	130	164	67	393	—	1,007

30 June 2023 compared to 31 December 2022
JAs reduced from £297m to£259m. The proportion of JAs to total ECL decreased from 29% to 25%. The change in proportion was mainly due to the models reacting to the economic environment and thereby reducing the need for JAs.
In H123, we expanded the scope of the Mortgage Affordability JA to include Consumer Finance (previously included in Other) and renamed it as the Secured Affordability JA. We also renamed the Retail Unsecured Affordability JA as the Unsecured Affordability JA with no change in the scope.

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Sensitivity of ECL allowance
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios. In addition, the ECL for residential mortgages is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the ECL allowance and profit before tax. We have incorporated JAs into the sensitivity analysis, and these assumptions are set out below.

Scenario sensitivity
The tables below show the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each scenario and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside 1	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
30 June 2023	£m	£m	£m	£m	£m	£m
Exposure	307,571	307,571	307,571	307,571	307,571	307,571
Retail Banking	209,995	209,995	209,995	209,995	209,995	209,995
– Homes - Mortgages	189,061	189,061	189,061	189,061	189,061	189,061
– EDB - Credit Cards	12,988	12,988	12,988	12,988	12,988	12,988
– EDB - Other	7,946	7,946	7,946	7,946	7,946	7,946
Consumer Finance	5,784	5,784	5,784	5,784	5,784	5,784
CCB	27,536	27,536	27,536	27,536	27,536	27,536
Corporate Centre	64,256	64,256	64,256	64,256	64,256	64,256

ECL	904	944	1,034	1,139	1,331	1,019
Retail Banking	451	478	535	606	752	530
– Homes - Mortgages	170	187	224	280	422	227
– EDB - Credit Cards	138	141	150	155	155	146
– EDB - Other	143	150	161	171	175	157
Consumer Finance	71	72	71	75	75	73
CCB	382	394	428	458	504	416
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 2	4	4	5	6	9	6
Retail Banking	4	4	5	6	9	7
– Homes - Mortgages	4	4	5	6	10	7
– EDB - Credit Cards	3	3	3	3	3	3
– EDB - Other	8	8	9	9	9	9
Consumer Finance	6	6	6	6	6	6
CCB	12	13	14	18	22	12
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1	1
Retail Banking	1	1	1	1	1	1
– Homes - Mortgages	1	1	1	1	1	1
– EDB - Credit Cards	—	—	—	—	—	—
– EDB - Other	2	2	2	2	2	2
Consumer Finance	—	—	—	—	—	—
CCB	2	2	2	2	2	2
Corporate Centre	—	—	—	—	—	—
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	Upside 1	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
31 December 2022	£m	£m	£m	£m	£m	£m
Exposure	312,830	312,830	312,830	312,830	312,830	312,830
Retail Banking	216,383	216,383	216,383	216,383	216,383	216,383
– Homes - Mortgages	195,170	195,170	195,170	195,170	195,170	195,170
– EDB - Credit Cards	12,845	12,845	12,845	12,845	12,845	12,845
– EDB - Other	8,368	8,368	8,368	8,368	8,368	8,368
Consumer Finance	5,739	5,739	5,739	5,739	5,739	5,739
CCB	28,299	28,299	28,299	28,299	28,299	28,299
Corporate Centre	62,409	62,409	62,409	62,409	62,409	62,409

ECL	931	933	994	1,150	1,384	1,007
Retail Banking	490	498	530	648	831	546
– Homes - Mortgages	215	219	245	325	502	253
– EDB - Credit Cards	122	123	127	140	142	130
– EDB - Other	153	156	158	183	187	163
Consumer Finance	65	66	65	68	69	67
CCB	376	369	399	434	484	394
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 2	4	4	5	7	11	7
Retail Banking	4	4	4	6	10	7
– Homes - Mortgages	4	4	4	6	11	7
– EDB - Credit Cards	2	2	2	3	3	3
– EDB - Other	7	7	7	8	9	8
Consumer Finance	6	6	6	6	6	6
CCB	8	9	9	14	18	12
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1	1
Retail Banking	1	1	1	1	1	1
– Homes - Mortgages	1	1	1	1	1	1
– EDB - Credit Cards	—	—	—	—	—	—
– EDB - Other	2	2	2	2	2	2
Consumer Finance	1	1	1	1	1	1
CCB	2	2	2	2	2	2
Corporate Centre	—	—	—	—	—	—

Santander UK Group Holdings plc    20

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SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
Rating distribution
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. JAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

The Santander UK risk grade consists of eight grades for non-defaulted exposures ranging from 9 (lowest risk) to 2 (highest risk). For details, including the approximate equivalent credit rating grade used by Standard & Poor's Rating Services, see 'Single credit rating scale' in the 'Santander UK group level - credit risk review' section of the Risk review in the 2022 Annual Report.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)
30 June 2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	2.6	34.1	87.8	53.3	15.2	8.7	5.5	8.7	(0.9)	215.0
–Stage 1	2.6	33.8	86.1	48.9	11.0	3.2	0.3	8.5	(0.1)	194.3
–Stage 2	—	0.3	1.7	4.4	4.1	5.4	2.6	0.1	(0.5)	18.1
–Stage 3	—	—	—	—	0.1	0.1	2.6	0.1	(0.3)	2.6
Of which mortgages:	2.5	31.9	84.0	45.9	7.2	3.9	3.3	1.2	(0.2)	179.7
–Stage 1	2.5	31.7	82.3	41.8	4.1	0.5	0.1	1.2	—	164.2
–Stage 2	—	0.2	1.7	4.1	3.1	3.3	1.4	—	(0.1)	13.7
–Stage 3	—	—	—	—	—	0.1	1.8	—	(0.1)	1.8

ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	0.1	0.1	0.2	0.5	—		0.9
–Stage 1	—	—	—	0.1	—	—	—	—		0.1
–Stage 2	—	—	—	—	0.1	0.2	0.2	—		0.5
–Stage 3	—	—	—	—	—	—	0.3	—		0.3
Of which mortgages:	—	—	—	—	—	0.1	0.1	—		0.2
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	0.1	—	—		0.1
–Stage 3	—	—	—	—	—	—	0.1	—		0.1

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2023%		%	%	%	%	%	%	%	%
Coverage ratio - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	0.2	0.7	2.3	9.1	—	0.4
–Stage 1	—	—	—	0.2	—	—	—	—	0.1
–Stage 2	—	—	—	—	2.4	3.7	7.7	—	2.8
–Stage 3	—	—	—	—	—	—	11.5	—	11.5
Of which mortgages:	—	—	—	—	—	2.6	3.0	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	3.0	—	—	0.7
–Stage 3	—	—	—	—	—	—	5.6	—	5.6
Santander UK Group Holdings plc    21

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	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)		Total
31 December 2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	9.5	36.5	87.1	52.7	15.2	9.3	5.4	9.0	(0.9)	223.8
–Stage 1	9.5	36.2	85.4	48.4	11.1	4.0	0.5	8.6	(0.1)	203.6
–Stage 2	—	0.3	1.7	4.3	4.1	5.2	2.6	0.2	(0.5)	17.9
–Stage 3	—	—	—	—	—	0.1	2.3	0.2	(0.3)	2.3
Of which mortgages:	9.5	34.1	83.8	45.6	7.3	3.8	3.1	1.1	(0.3)	188.0
–Stage 1	9.5	33.8	82.1	41.6	4.2	0.5	0.1	1.1	—	172.9
–Stage 2	—	0.3	1.7	4.0	3.1	3.2	1.3	—	(0.2)	13.4
–Stage 3	—	—	—	—	—	0.1	1.7	—	(0.1)	1.7

ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.2	0.5	—	0.9
–Stage 1	—	—	—	—	0.1	—	—	—	0.1
–Stage 2	—	—	—	—	0.1	0.2	0.2	—	0.5
–Stage 3	—	—	—	—	—	—	0.3	—	0.3
Of which mortgages:	—	—	—	—	0.1	0.1	0.1	—	0.3
–Stage 1	—	—	—	—				—	—
–Stage 2	—	—	—	—	0.1	0.1		—	0.2
–Stage 3	—	—	—	—			0.1	—	0.1

31 December 2022%		%	%	%	%	%	%	%	%
Coverage ratio - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	—	1.3	2.2	9.3	—	0.4
–Stage 1	—	—	—	—	0.9	—	—	—	0.1
–Stage 2	—	—	—	—	2.4	3.8	7.7	—	2.8
–Stage 3	—	—	—	—	—	—	13.0	—	13.0
Of which mortgages:	—	—	—	—	1.4	2.6	3.2	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	3.2	3.1	—	—	1.5
–Stage 3	—	—	—	—	—	—	5.9	—	5.9
(1)Includes Joint Ventures and BBLs balances as well as the Crown Dependencies portfolio. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Santander UK Group Holdings plc    22

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Credit performance

	Customer Loans							6 month Gross write-offs	Loan Loss Allowances
	Total	Stage 1		Stage 2		Stage 3(3)
30 June 2023	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail Banking	185.9	168.9	90.8	14.9	8.0	2.1	1.19	70	490
– Homes - Mortgages	178.7	163.0	91.2	13.8	7.7	1.9	1.09	6	224
– EDB - Credit Cards	2.6	2.2	84.6	0.4	14.0	—	2.48	23	134
– EDB - Other(1)	4.6	3.7	81.0	0.7	15.1	0.2	3.98	41	132
Consumer Finance(2)	5.3	4.9	92.7	0.4	6.8	—	0.49	11	73
CCB	18.4	14.3	77.9	3.4	18.6	0.7	3.66	16	379
Corporate Centre	1.2	1.2	99.8	—	0.2	—	0.09	—	—
Total Drawn	210.8	189.3	89.8	18.7	8.9	2.8	1.38	97	942
Retail Banking	24.1	23.5	—	0.5	—	0.1	—	—	40
– Homes - Mortgages	10.4	10.2	—	0.1	—	0.1	—	—	3
– EDB - Credit Cards	10.4	10.2	—	0.2	—	—	—	—	12
– EDB - Other(1)	3.3	3.1	—	0.2	—	—	—	—	25
Consumer Finance(2)	0.5	0.5	—	—	—	—	—	—	—
CCB	9.1	8.6	—	0.5	—	—	—	—	37
Corporate Centre	—	—	—	—	—	—	—	—	—
Total Undrawn	33.7	32.6	—	1.0	—	0.1	—	—	77
Total	244.5	221.9	—	19.7	—	2.9	—	97	1,019

	Customer Loans							12 month Gross write-offs	Loan Loss Allowances
	Total	Stage 1		Stage 2		Stage 3 (3)
31 December 2022	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail Banking	194.6	178.0	91.5	14.6	7.4	2.0	1.08	113	504
– Homes - Mortgages	187.1	171.7	91.8	13.6	7.3	1.8	0.99	3	250
– EDB - Credit Cards	2.5	2.1	85.7	0.3	12.9	0.1	2.53	40	120
– EDB - Other(1)	5.0	4.2	82.8	0.7	13.0	0.1	4.30	70	134
Consumer Finance(2)	5.4	5.0	93.0	0.4	6.5	—	0.54	19	67
CCB	18.5	14.5	78.3	3.5	18.8	0.5	3.08	24	362
Corporate Centre	1.2	1.2	99.6	—	0.3	—	0.10	—	—
Total Drawn	219.7	198.7	90.4	18.5	8.4	2.5	1.24	156	933
Retail Banking	21.8	21.2	—	0.5	—	0.1	—	—	42
– Homes - Mortgages	8.0	7.9	—	0.1	—	—	—	—	3
– EDB - Credit Cards	10.3	10.2	—	0.1	—	—	—	—	10
– EDB - Other(1)	3.5	3.1	—	0.3	—	0.1	—	—	29
Consumer Finance(2)	0.4	0.4	—	—	—	—	—	—	—
CCB	9.7	9.3	—	0.4	—	—	—	—	32
Corporate Centre	—	—	—	—	—	—	—	—	—
Total Undrawn	31.9	30.9	—	0.9	—	0.1	—	—	74
Total	251.6	229.6	—	19.4	—	2.6	—	156	1,007
(1)EDB - Other includes £2.2bn of BBLS lending (£2.0bn is BBLS with 100% Government Guarantee), £2.0bn unsecured personal loans and £0.4bn overdrafts.
(2)Consumer Finance - 87% (H122: 84% ) of lending is collateralised on the vehicle.
(3)Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

Arrears over 90 days past due	30 June 2023	31 December 2022
	%	%
Mortgages	0.68	0.62
Credit Cards	0.48	0.49
UPL	0.64	0.61
Overdrafts	2.26	2.24
Business Banking	2.81	3.47
Consumer Finance	0.38	0.44

30 June 2023 compared to 31 December 2022
In H123, there was a slight increase in arrears over 90 days past due in mortgages, UPL and overdrafts. Mortgage arrears remain well below their pre-Covid-19 average: mortgage arrears were 1.31% calculated as the average of the nine years ended 31 December 2019.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.
Santander UK Group Holdings plc    23

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Credit quality
Total on-balance sheet exposures at 30 June 2023 comprised £210.8bn of customer loans, loans and advances to banks of £1.3 bn, £12.1bn of sovereign assets measured at amortised cost £7.1bn of assets measured at FVOCI, and £42.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	168,884	14,870	2,150	185,904
– Homes - Mortgages	162,945	13,808	1,936	178,689
– EDB - Credit Cards	2,230	369	38	2,637
– EDB - Other	3,709	693	176	4,578
Consumer Finance	4,933	360	26	5,319
CCB	14,312	3,424	631	18,367
Corporate Centre	64,253	2	1	64,256
Total on-balance sheet	252,382	18,656	2,808	273,846
Off-balance sheet
Retail Banking(1)	23,517	519	55	24,091
– Homes - Mortgages(1)	10,230	121	21	10,372
– EDB - Credit Cards	10,172	151	28	10,351
– EDB - Other	3,115	247	6	3,368
Consumer Finance	465	—	—	465
CCB	8,663	463	43	9,169
Corporate Centre	—	—	—	—
Total off-balance sheet(2)	32,645	982	98	33,725
Total exposures	285,027	19,638	2,906	307,571

ECL
On-balance sheet
Retail Banking	51	280	159	490
– Homes - Mortgages	20	103	101	224
– EDB - Credit Cards	15	97	22	134
– EDB - Other	16	80	36	132
Consumer Finance	25	30	18	73
CCB	67	144	168	379
Corporate Centre	—	—	—	—
Total on-balance sheet	143	454	345	942
Off-balance sheet
Retail Banking	12	26	2	40
– Homes - Mortgages	2	1	—	3
– EDB - Credit Cards	4	7	1	12
– EDB - Other	6	18	1	25
Consumer Finance	—	—	—	—
CCB	12	13	12	37
Corporate Centre	—	—	—	—
Total off-balance sheet	24	39	14	77
Total ECL	167	493	359	1,019

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail Banking	—	1.9	7.4	0.3
– Homes - Mortgages	—	0.7	5.2	0.1
– EDB - Credit Cards	0.7	26.3	57.9	5.1
– EDB - Other	0.4	11.5	20.5	2.9
Consumer Finance	0.5	8.3	69.2	1.4
CCB	0.5	4.2	26.6	2.1
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	2.4	12.3	0.3
Off-balance sheet
Retail Banking	0.1	5.0	3.6	0.2
– Homes - Mortgages	—	0.8	—	—
– EDB - Credit Cards	—	4.6	3.6	0.1
– EDB - Other	0.2	7.3	16.7	0.7
Consumer Finance	—	—	—	—
CCB	0.1	2.8	27.9	0.4
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	4.0	14.3	0.2
Total coverage	0.1	2.5	12.4	0.3
(1)Off-balance sheet exposures include £5.2bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 23.
(3)ECL as a percentage of the related exposure.

Santander UK Group Holdings plc    24

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Total on-balance sheet exposures at 31 December 2022 comprised £219.7bn of customer loans, loans and advances to banks of £1.1bn, £7.5bn of sovereign assets measured at amortised cost, £6.0bn of assets measured at FVOCI, and £46.6bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
31 December 2022	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	178,033	14,551	2,077	194,661
– Homes - Mortgages	171,733	13,576	1,832	187,141
– EDB - Credit Cards	2,192	329	37	2,558
– EDB - Other	4,108	646	208	4,962
Consumer Finance	5,005	350	29	5,384
CCB	14,507	3,476	535	18,518
Corporate Centre	62,405	3	1	62,409
Total on-balance sheet	259,950	18,380	2,642	280,972
Off-balance sheet
Retail Banking(1)	21,176	490	56	21,722
– Homes - Mortgages(1)	7,899	109	21	8,029
– EDB - Credit Cards	10,137	122	29	10,288
– EDB - Other	3,140	259	6	3,405
Consumer Finance	356	—	—	356
CCB	9,331	412	37	9,780
Corporate Centre	—	—	—	—
Total off-balance sheet(2)	30,863	902	93	31,858
Total exposures	290,813	19,282	2,735	312,830

ECL
On-balance sheet
Retail Banking	57	295	152	504
– Homes - Mortgages	24	131	95	250
– EDB - Credit Cards	14	85	21	120
– EDB - Other	19	79	36	134
Consumer Finance	19	27	21	67
CCB	69	155	138	362
Corporate Centre	—	—	—	—
Total on-balance sheet	145	477	311	933
Off-balance sheet
Retail Banking	12	28	2	42
– Homes - Mortgages	2	1	—	3
– EDB - Credit Cards	3	6	1	10
– EDB - Other	7	21	1	29
Consumer Finance	—	—	—	—
CCB	14	11	7	32
Corporate Centre	—	—	—	—
Total off-balance sheet	26	39	9	74
Total ECL	171	516	320	1,007

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail Banking	—	2.0	7.3	0.3
– Homes - Mortgages	—	1.0	5.2	0.1
– EDB - Credit Cards	0.6	25.8	56.8	4.7
– EDB - Other	0.5	12.2	17.3	2.7
Consumer Finance	0.4	7.7	72.4	1.2
CCB	0.5	4.5	25.8	2.0
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	2.6	11.8	0.3
Off-balance sheet
Retail Banking	0.1	5.7	3.6	0.2
– Homes - Mortgages	—	0.9	—	—
– EDB - Credit Cards	—	4.9	3.4	0.1
– EDB - Other	0.2	8.1	16.7	0.9
Consumer Finance	—	—	—	—
CCB	0.2	2.7	18.9	0.3
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	4.3	9.7	0.2
Total coverage	0.1	2.7	11.7	0.3
(1)Off-balance sheet exposures include £2.8bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 23.
(3)ECL as a percentage of the related exposure.
Santander UK Group Holdings plc    25

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30 June 2023 compared to 31 December 2022
The ECL provision at 30 June 2023 increased by £12m to £1,019m (2022: £1,007m) primarily due to a modest increase of £24m in CCB from the single name cases that emerged in Q422 and a release of £13m driven by the improved economic updates.
Gross write-off utilisation of £97m (30 June 2022: £71m).
Key movements in exposures and ECL in H123 by Stage were:
–Stage 1 exposures reduced mainly due to lower mortgage new business, slowing of the housing market and customers reducing debt in response to increasing rates. Stage 1 ECL was broadly flat as reduced mortgage Stage 1 exposures had little impact on ECL due to their secured nature.
–Total Stage 2 exposures increased reflecting the current economic conditions, but levels of arrears still remain below the long-term average. Stage 2 ECL reduced mainly due to the reduced requirement for mortgages, driven by house prices performing better than expected.
–Stage 3 exposures increased due to the economic environment with increases in CCB and mortgages. Stage 3 ECL increased driven by CCB which resulted in a higher Stage 3 coverage ratio.

Santander UK Group Holdings plc    26

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Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

30 June 2023		PD deterioration	Forbearance(1)	Other	30 DPD	Secured affordability	Unsecured affordability	High risk corporate	Total
Retail Banking Homes - Mortgages	Exposure £m	7,259	494	400	563	5,092	—	—	13,808
	ECL £m	64	2	5	11	21	—	—	103
	Coverage %	0.9	0.4	1.2	1.9	0.4	—	—	0.7
Retail Banking EDB - Credit Cards	Exposure £m	248	—	25	8	—	88	—	369
	ECL £m	64	—	7	4	—	22	—	97
	Coverage %	26.2	33.0	27.2	47.3	—	24.8	—	26.3
Retail Banking EDB - Other	Exposure £m	311	—	25	169	—	188	—	693
	ECL £m	33	—	7	17	—	23	—	80
	Coverage %	10.6	—	27.9	9.8	—	12.1	—	11.5
Consumer Finance	Exposure £m	148	—	161	23	28	—	—	360
	ECL £m	12	—	6	10	2	—	—	30
	Coverage %	8.0	—	3.8	43.4	7.1	—	—	8.3
CCB	Exposure £m	1,892	70	508	120	—	—	834	3,424
	ECL £m	76	2	17	3	—	—	46	144
	Coverage %	4.0	2.8	3.4	2.3	—	—	5.5	4.2
Corporate Centre	Exposure £m	—	—	—	2	—	—	—	2
	ECL £m	—	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—	—
Total Drawn	Exposure £m	9,858	564	1,119	885	5,120	276	834	18,656
	ECL £m	249	4	42	45	23	45	46	454
	Coverage %	2.5	0.7	3.8	4.9	0.4	16.1	5.5	2.4
Undrawn	ECL £m	24	—	5	2	—	4	4	39
Total Reported	Exposure £m	10,725	564	1,215	932	5,092	276	834	19,638
	ECL £m	273	4	47	47	23	49	50	493

31 December 2022		PD deterioration	Forbearance(1)	Other	30 DPD	Mortgage affordability	Retail unsecured affordability	High risk corporate	Total
Retail Banking Homes - Mortgages	Exposure £m	7,310	449	393	463	4,961	—	—	13,576
	ECL £m	85	2	7	10	27	—	—	131
	Coverage %	1.2	0.4	1.8	2.2	0.5	—	—	1.0
Retail Banking EDB - Credit Cards	Exposure £m	240	—	22	8	—	59	—	329
	ECL £m	63	—	4	4	—	14	—	85
	Coverage %	26.3	—	18.2	50.0	—	23.7	—	25.8
Retail Banking EDB - Other	Exposure £m	303	—	26	178	—	139	—	646
	ECL £m	42	—	6	14	—	17	—	79
	Coverage %	13.9	—	23.1	7.9	—	12.2	—	12.2
Consumer Finance	Exposure £m	159	—	164	27	—	—	—	350
	ECL £m	12	—	5	10	—	—	—	27
	Coverage %	7.5	—	3.0	37.0	—	—	—	7.7
CCB	Exposure £m	1,548	64	684	214	—	—	966	3,476
	ECL £m	81	4	1	10	—	—	59	155
	Coverage %	5.2	6.3	0.1	4.7	—	—	6.1	4.5
Corporate Centre	Exposure £m	—	—	—	3	—	—	—	3
	ECL £m	—	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—	—
Total Drawn	Exposure £m	9,560	513	1,289	893	4,961	198	966	18,380
	ECL £m	283	6	23	48	27	31	59	477
	Coverage %	3.0	1.2	1.8	5.4	0.5	15.7	6.1	2.6
Undrawn	ECL £m	19	—	8	6	—	4	2	39
Total Reported	Exposure £m	10,323	625	1,271	937	4,961	199	966	19,282
	ECL £m	302	6	31	54	27	35	61	516
(1)Where the values of ECL and/or exposures are not nil, but round to nil when presented in £millions, the coverage ratio is still presented in the table.
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.
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The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date:

	30 June 2023			31 December 2022
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2 not in cure period	13,283	408	3.1	13,156	439	3.3
Stage 2 in cure period (for transfer to Stage 1)	6,355	85	1.3	6,126	77	1.3
	19,638	493	2.5	19,282	516	2.7

30 June 2023 compared to 31 December 2022
The accounts in a cure period at 30 June 2023 increased slightly reflecting increases in the number of accounts in scope for the Secured and Unsecured affordability JAs.

Stage 3 analysis
The following table analyses our Stage 3 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	30 June 2023			31 December 2022
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 3 not in cure period	2,551	317	12.4	2,421	286	11.8
Stage 3 in cure period (for transfer to Stage 2)	355	42	11.8	314	34	10.8
	2,906	359	12.4	2,735	320	11.7

30 June 2023 compared to 31 December 2022
Stage 3 exposures, both in a cure period and those not in a cure period, increased at similar rates in the period reflecting the impact of the current economic environment in mortgages and CCB. The proportion in a cure period remained low compared to Stage 2.
There were no changes in criteria for accounts in a cure period as described in the 2022 Annual Report.
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Reconciliation of exposures, loss allowance and net carrying amounts
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
30 June 2023	£m	£m	£m	£m	£m
Retail Banking	185,904	490	185,414	24,091	40
–Homes - Mortgages(1)	178,689	224	178,465	10,372	3
–EDB - Credit Cards(2)	2,637	134	2,503	10,351	12
–EDB - Other (3)	4,578	132	4,446	3,368	25
Consumer Finance	5,319	73	5,246	465	—
Corporate & Commercial Banking	18,367	379	17,988	9,169	37
Corporate Centre	64,256	—	64,256	—	—
Total exposures presented in Credit Quality tables	273,846	942	272,904	33,725	77
Joint ventures			4,390
Other items			763
Adjusted net carrying amount			278,057
Assets classified at FVTPL			3,206
Non-financial assets(3)			3,078
Total assets per the Consolidated Balance Sheet			284,341

31 December 2022
Retail Banking	194,661	504	194,157	21,722	42
–Homes - Mortgages(1)	187,141	250	186,891	8,029	3
–EDB - Credit Cards(2)	2,558	120	2,438	10,288	10
–EDB - Other(3)	4,962	134	4,828	3,405	29
Consumer Finance	5,384	67	5,317	356	—
Corporate & Commercial Banking	18,518	362	18,156	9,780	32
Corporate Centre	62,409	—	62,409	—	—
Total exposures presented in Credit Quality tables	280,972	933	280,039	31,858	74
Joint ventures			4,165
Other items			904
Adjusted net carrying amount			285,108
Assets classified at FVTPL			2,873
Non-financial assets(3)			4,262
Total assets per the Consolidated Balance Sheet			292,243
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgages products.
(2)Off-balance sheet exposures include credit cards.
(3)Non-financial assets include £(3,517)m (2022: £(2,654)m) of Macro hedge of interest rate risk.

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Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	290,813	171	19,282	516	2,735	320	312,830	1,007
Transfers from Stage 1 to Stage 2(3)	(6,132)	(16)	6,132	16	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,186	79	(4,186)	(79)	—	—	—	—
Transfers to Stage 3(3)	(244)	(3)	(654)	(44)	898	47	—	—
Transfers from Stage 3(3)	11	—	225	14	(236)	(14)	—	—
Transfers of financial instruments	(2,179)	60	1,517	(93)	662	33	—	—
Net ECL remeasurement on stage transfer(4)	—	(72)	—	136	—	61	—	125
Change in economic scenarios(2)	—	9	—	(37)	—	15	—	(13)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	12,301	15	151	15	11	3	12,463	33
Redemptions, repayments and assets sold(7)	(17,872)	(18)	(1,651)	(33)	(502)	(34)	(20,025)	(85)
Changes in risk parameters and other movements(6)	1,964	2	339	(11)	178	58	2,481	49
Assets written off(7)	—	—	—	—	(178)	(97)	(178)	(97)
At 30 June 2023	285,027	167	19,638	493	2,906	359	307,571	1,019
Net movement in the period	(5,786)	(4)	356	(23)	171	39	(5,259)	12

ECL charge/(release) to the Income Statement		(4)		(23)		136		109
Less: Discount unwind		—		—		(10)		(10)
Less: Recoveries net of collection costs		—		—		6		6
Total ECL charge/(release) to the Income Statement		(4)		(23)		132		105

At 1 January 2022	298,285	133	18,013	330	3,021	403	319,319	866
Transfers from Stage 1 to Stage 2(3)	(5,634)	(15)	5,634	15	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	5,884	66	(5,884)	(66)	—	—	—	—
Transfers to Stage 3(3)	(283)	(2)	(513)	(19)	796	21	—	—
Transfers from Stage 3(3)	8	—	708	150	(716)	(150)	—	—
Transfers of financial instruments	(25)	49	(55)	80	80	(129)	—	—
Net remeasurement of ECL on stage transfer(4)	—	(42)	—	100	—	52	—	110
Change in economic scenarios(2)	—	1	—	28	—	3	—	32
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	27,650	25	234	35	32	12	27,916	72
Redemptions, repayments and assets sold(7)	(29,188)	(20)	(1,586)	(34)	(586)	(47)	(31,360)	(101)
Changes in risk parameters and other movements(6)	(926)	(1)	171	(32)	279	47	(476)	14
Assets written off (7)	—	—	—	—	(186)	(70)	(186)	(70)
At 30 June 2022	295,796	145	16,777	507	2,640	271	315,213	923
Net movement in the period	(2,489)	12	(1,236)	177	(381)	(132)	(4,106)	57

ECL charge/(release) to the Income Statement		12		177		(62)		127
Less: Discount unwind		—		—		(6)		(6)
Less: Recoveries net of collection costs		—		—		(3)		(3)
Total ECL charge/(release) to the Income Statement		12		177		(71)		118
(1)Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements. Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
(3)Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
(4)Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
(6)Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

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RETAIL BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail Banking in separate sections below for Homes, our largest portfolio, and our Everyday Banking portfolio.
RETAIL BANKING: HOMES – CREDIT RISK REVIEW

Borrower profile

	Stock				New business
	30 June 2023		31 December 2022		30 June 2023		30 June 2022
	£m	%	£m	%	£m	%	£m	%
Home movers(1)	74,203	42	77,708	41	1,753	43	6,178	34
Remortgagers(2)	50,738	28	53,936	29	1,163	29	6,234	34
First-time buyers	37,627	21	38,698	21	1,028	26	3,607	20
Buy-to-let	16,121	9	16,799	9	70	2	2,088	12
	178,689	100	187,141	100	4,014	100	18,107	100
(1)'Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
(2)'Remortgagers’ are new customers who are taking a new mortgage with us.
As well as the new business in the table above, there were £15.7bn (H122: £11.2bn) of remortgages where we moved our customers with maturing mortgages onto new ones. We also provided £0.4bn (H122: £0.7bn) of further advances and flexible mortgage drawdowns. 79% (2022: 81%) of customers with a maturing mortgage were retained, which applied to mortgages four months post maturity, based on a 12-month average of retention rates to March 2023.
30 June 2023 compared to 31 December 2022
In H123, mortgage asset stock decreased across all sectors, with the stock borrower profile unchanged. Our new business also decreased, particularly in the Buy-to-Let sector reflecting market conditions where landlords' appetite to expand their portfolios has reduced. In H123, we helped first-time buyers buy their new home with £1.0bn of gross lending (H122: £3.6bn).

Interest rate profile
The interest rate profile of our maturing mortgage asset stock was:

	30 June 2023		31 December 2022
	£m	%	£m	%
Fixed rate	158,314	89	166,281	89
Of which maturing:
–< 12 months	41,128	23	39,123	21
–Later than 1 year but no later than 3 years	58,772	33	39,056	21
–Later than 3 years but no later than 4 years	32,123	18	24,584	13
–Later than 4 years but no later than 5 years	21,658	12	25,290	14
–Later than 5 years	4,633	3	38,228	20
Variable rate	13,403	7	12,511	7
Standard Variable Rate (SVR)	4,742	3	5,682	3
Follow on Rate (FoR)	2,230	1	2,667	1
	178,689	100	187,141	100
30 June 2023 compared to 31 December 2022
In H123, we continued to see customers refinance from SVR to fixed rate products influenced by rapid increases in interest rates, with a slight increase in demand for variable rate products tracking the Bank of England base rate. We also saw more customers choosing shorter-term fixed rate products in H123.
c.£60bn of fixed rate mortgages mature in the next six quarters. Most of our mortgages were subject to a stressed affordability assessment at origination. The average stress rate for new mortgage applications prior to December 2021 was 6.35%, applied to loans with a fixed term below five years and excluding remortgages with no additional lending.

Geographical distribution
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business
	30 June 2023	31 December 2022	30 June 2023	30 June 2022
Region	£bn	£bn	£bn	£bn
London	45.6	47.8	1.0	4.5
Midlands and East Anglia	25.0	26.0	0.6	2.8
North	23.6	24.8	0.5	2.4
Northern Ireland	2.7	2.9	—	0.1
Scotland	6.5	6.8	0.2	0.6
South East excluding London	56.7	59.3	1.3	5.7
South West, Wales and other	18.6	19.5	0.4	2.0
	178.7	187.1	4.0	18.1
30 June 2023 compared to 31 December 2022
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-to-income multiple of mortgage lending in H123, based on average earnings of new business at inception, was 3.10 (2022: 3.35).
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Mortgage loan size
The split of our mortgage asset by size was:

Mortgage loan size	30 June 2023	31 December 2022
>£1.0m	2%	2%
£0.5m to £1.0m	10%	10%
£0.25m to £0.5m	31%	31%
<£0.25m	57%	57%
Average loan size (stock)	£185k	£184k
Average loan size (new business)	£225k	£237k

Loan-to-value analysis
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business. We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2023					31 December 2022
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	82,325	31	1,114	13	921	88,841	37	1,116	14	4,890
>50-60%	34,261	22	324	10	548	36,356	29	284	11	4,014
>60-70%	32,638	35	224	15	648	34,350	50	197	16	6,104
>70-80%	18,738	44	123	18	867	17,977	46	110	15	10,094
>80-90%	8,176	32	59	13	674	7,369	29	42	9	6,002
>90-100%	2,118	19	35	10	350	1,876	17	32	9	2,999
>100%	433	44	57	22	6	372	45	52	21	24
	178,689	227	1,936	101	4,014	187,141	253	1,833	95	34,127
Collateral value (1)	178,631		1,926		4,014	187,093		1,824		34,126

	%		%		%	%		%		%
Average LTV - Balance weighted(2)	51		48		65	50		47		69
(1)Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £375m (2022: £323m).
(2)Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) + ...) /(Loan 1 balance + Loan 2 balance+...).

At 30 June 2023, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £58m (2022: £48m). The balance weighted average LTV of new business in the period in London was 63% (2022: 66%).
30 June 2023 compared to 31 December 2022
There were no significant changes in collateral quality in H123. Despite economic pressures, balance weighted average LTVs of stock were broadly flat over the period. Balance weighted average LTVs of new business reduced in H123 driven by proportionally more lending at LTV<=60%. We monitor the profile of new lending and take action as needed to ensure the LTV mix of completions is in line with our risk appetite.

Credit performance

	30 June 2023	31 December 2022
	£m	£m
Mortgage loans and advances to customers	178,689	187,141
of which:
– Stage 1	162,945	171,733
– Stage 2	13,808	13,576
– Stage 3	1,936	1,832
Loss allowances(1)	227	253

	%	%
Stage 1 ratio(2)	91.19	91.76
Stage 2 ratio(2)	7.73	7.25
Stage 3 ratio	1.09	0.99
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.

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Movement in total exposures and the corresponding ECL
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 30 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	179,632	26	13,685	132	1,853	95	195,170	253
Transfers from Stage 1 to Stage 2(3)	(4,444)	(2)	4,444	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,336	19	(3,336)	(19)	—	—	—	—
Transfers to Stage 3(3)	(142)	(2)	(392)	(10)	534	12	—	—
Transfers from Stage 3(3)	4	—	190	5	(194)	(5)	—	—
Transfers of financial instruments	(1,246)	15	906	(22)	340	7	—	—
Net ECL remeasurement on stage transfer(4)	—	(17)	—	22	—	9	—	14
Change in economic scenarios(2)	—	(4)	—	(18)	—	2	—	(20)
New lending and assets purchased(5)	4,488	2	21	1	—	—	4,509	3
Redemptions, repayments and assets sold(7)	(12,245)	(3)	(833)	(6)	(231)	(8)	(13,309)	(17)
Changes in risk parameters and other movements(6)	2,546	3	150	(5)	19	2	2,715	—
Assets written off (7)	—	—	—	—	(24)	(6)	(24)	(6)
At 30 June 2023	173,175	22	13,929	104	1,957	101	189,061	227
Net movement in the period	(6,457)	(4)	244	(28)	104	6	(6,109)	(26)

ECL charge/(release) to the Income Statement		(4)		(28)		12		(20)
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		(4)		(28)		10		(22)

At 1 January 2022	180,232	14	11,199	88	1,816	89	193,247	191
Transfers from Stage 1 to Stage 2(3)	(3,968)	(1)	3,968	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,560	7	(2,560)	(7)	—	—	—	—
Transfers to Stage 3(3)	(127)	(1)	(340)	(4)	467	5	—	—
Transfers from Stage 3(3)	3	—	197	7	(200)	(7)	—	—
Transfers of financial instruments	(1,532)	5	1,265	(3)	267	(2)	—	—
Net ECL remeasurement on stage transfer(4)	—	(6)	—	19	—	4	—	17
Change in economic scenarios(2)	—	(1)	—	(17)	—	(2)	—	(20)
New lending and assets purchased(5)	18,880	5	42	2	—	—	18,922	7
Redemptions, repayments and assets sold(7)	(11,136)	(2)	(766)	(2)	(209)	(6)	(12,111)	(10)
Changes in risk parameters and other movements(6)	(434)	4	166	16	13	1	(255)	21
Assets written off(7)	—	—	—	—	(3)	(1)	(3)	(1)
At 30 June 2022	186,010	19	11,906	103	1,884	83	199,800	205
Net movement in the period	5,778	5	707	15	68	(6)	6,553	14

ECL charge/(release) to the Income Statement		5		15		(5)		15
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		5		15		(7)		13

Loan modifications
Forbearance and other loan modifications
At 30 June 2023, there were £1.6bn (2022: £1.6bn) of mortgages on the balance sheet that we had forborne. At 30 June 2023, there were £1.8bn (2022: £2.1bn) of other mortgages on the balance sheet that we had modified since January 2008.
In H123, we signed up to the new Mortgage Charter, providing more support on top of measures already in place to help customers with increased mortgage rates.

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RETAIL BANKING: HOMES – PORTFOLIOS OF PARTICULAR INTEREST
Credit performance

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest-only, part repayment (2)	Flexible	LTV >100%	Buy-to-let	Other portfolio
30 June 2023	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	178,689	39,151	13,027	5,999	433	16,121	123,783
–Stage 1	162,945	34,019	11,627	4,955	275	15,160	114,847
–Stage 2	13,808	4,170	1,175	808	101	917	8,225
–Stage 3	1,936	962	225	236	57	44	711
Stage 3 ratio	1.09%	2.48%	1.74%	4.26%	13.11%	0.27%	0.57%
Properties in possession	36	18	5	3	6	2	11
Balance weighted LTV (indexed)	51%	48%	51%	37%	117%	59%	52%

31 December 2022
Mortgage portfolio	187,141	41,098	13,759	6,765	372	16,799	129,299
–Stage 1	171,733	35,957	12,380	5,713	218	15,884	120,683
–Stage 2	13,576	4,265	1,161	839	102	876	7,916
–Stage 3	1,832	876	218	213	52	39	700
Stage 3 ratio	0.99%	2.15%	1.60%	3.45%	13.91%	0.23%	0.54%
Properties in possession	47	18	8	3	7	1	16
Balance weighted LTV (indexed)	50%	47%	49%	36%	117%	58%	52%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £9,721m (2022: £10,192m) and the non-interest-only part of the loan.

30 June 2023 compared to 31 December 2022
In H123, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans was broadly stable at 32.6% (2022: 32.9%).
BTL mortgage balances decreased£0.7bn to £16.1bn (2022: £16.8bn) driven by a reduced buy-to-let market in the rising interest rates environment. In H123, the balance weighted average LTV of mortgage total new BTL lending was 60% (2022: 67%).
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RETAIL BANKING: EVERYDAY BANKING – CREDIT RISK REVIEW
Credit performance

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
30 June 2023	£m	£m	£m	£m	£m	£m
Loans and advances to customers	2,149	1,994	2,637	435	5,066	7,215
of which:
–Stage 1	1,895	1,684	2,230	130	4,044	5,939
–Stage 2	124	287	369	282	938	1,062
–Stage 3	130	23	38	23	84	214
Loss allowances(1)	16	69	146	72	287	303
Stage 3 undrawn exposures	2				32	34
Stage 3 ratio	6.14%				2.28%	3.43%
Gross write-offs (6 months)	6				58	64

31 December 2022
Loans and advances to customers	2,519	1,982	2,558	461	5,001	7,520
of which:
–Stage 1	2,223	1,730	2,192	155	4,077	6,300
–Stage 2	133	231	329	282	842	975
–Stage 3	163	21	37	24	82	245
Loss allowances(1)	19	62	130	82	274	293
Stage 3 undrawn exposures	3				32	35
Stage 3 ratio	6.58%				2.27%	3.71%
Gross write-offs (12 months)	11				99	110
(1)The ECL allowance is for both on and off–balance sheet exposures.
30 June 2023 compared to 31 December 2022
Business Banking balances were lower, mainly due to reductions in the Bounce back loans (BBL) portfolio. Stage 3 assets reduced, although this had a minimal impact on write-offs as the reduction in assets was mainly due to the BBLs, where the 100% government guarantee was claimed. Currently, 20% of the customers who took a BBL are either in arrears or had their loans closed and claimed against the guarantee. This is amongst the lowest in the peer group. Other unsecured balances increased slightly in H123. However, Stage 2 unsecured assets increased reflecting the current economic environment. This is yet to impact Stage 3 or write-offs, which did not increase as 57% (2022: 55%) of credit card customers repay their balance in full each month and UPL average customer balances remained unchanged at £6,000.
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CONSUMER FINANCE – CREDIT RISK REVIEW
Credit performance

	30 June 2023	31 December 2022
	£m	£m
Loans and advances to customers	5,319	5,384
of which:
–Stage 1	4,933	5,005
–Stage 2	360	350
–Stage 3	26	29
Loss allowances(1)	73	67
Stage 3 ratio	0.49%	0.54%
Gross write offs	11	19
(1)The ECL allowance is for both on and off–balance sheet exposures.

30 June 2023 compared to 31 December 2022
In H123, we maintained our prudent Consumer (auto) finance underwriting criteria. The product mix was broadly unchanged, with wholesale balances increasing slightly.
At 30 June 2023, Consumer (auto) finance gross lending (new business) was £1,114m (H122: £1,287m). Wholesale loans (Stock finance) to car dealerships at 30 June 2023 were approximately 9.8% (2022: 10.1%) of the Consumer loan book. At 30 June 2023, the average Consumer (auto) finance loan size was £17,560 (2022: £17,256).
The risk profile was stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.
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CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	264	973	3,063	3,598	4,010	1,499	136	13,543
Commercial Real Estate	—	2	215	1,683	2,240	862	173	2	5,177
Social Housing	136	3,722	4,114	7	—	—	—	—	7,979
	136	3,988	5,302	4,753	5,838	4,872	1,672	138	26,699
Of which:
Stage 1	132	3,911	5,301	4,669	5,099	2,704	186	137	22,139
Stage 2	4	77	1	84	739	2,168	813	1	3,887
Stage 3	—	—	—	—	—	—	673	—	673

31 December 2022
SME and mid corporate	—	336	923	2,341	3,299	5,327	1,791	106	14,123
Commercial Real Estate	—	2	111	2,044	2,128	936	185	1	5,407
Social Housing	44	4,028	3,956	6	—	—	—	1	8,035
	44	4,366	4,990	4,391	5,427	6,263	1,976	108	27,565
Of which:
Stage 1	39	4,364	4,944	4,202	4,773	4,289	386	108	23,105
Stage 2	5	2	46	189	654	1,974	1,018	—	3,888
Stage 3	—	—	—	—	—	—	572	—	572
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

30 June 2023 compared to 31 December 2022
In H123, committed exposure reduced by 3.1%, mainly in the SME and mid corporate portfolios. The rating distribution saw an improvement in SME and mid corporate with Commercial Real Estate deteriorating slightly.

Credit performance
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 30 June 2023 and 31 December 2022.

30 June 2023	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
SME and mid corporate	10,995	393	1,545	610	13,543	380
Commercial Real Estate	4,374	93	647	63	5,177	36
Social Housing	7,801	—	178	—	7,979	—
	23,170	486	2,370	673	26,699	416

31 December 2022
SME and mid corporate	11,796	431	1,383	513	14,123	355
Commercial Real Estate	4,765	103	480	59	5,407	38
Social Housing	7,979	46	10	—	8,035	1
	24,540	580	1,873	572	27,565	394
(1)Includes committed facilities and derivatives.
30 June 2023 compared to 31 December 2022
In H123, in light of current economic headwinds, our overall watchlist exposure increased, with reductions in enhanced monitoring more than offset by a 26.5% increase in proactive management.
Stage 3 assets also increased, up 17.7% with loss allowances increasing by £22m (5.6%).

PORTFOLIOS OF PARTICULAR INTEREST
Commercial Real Estate
In H123, committed exposure in our CRE portfolio decreased by 4%. The rating distribution declined in the portfolio and Watchlist exposures increased by 27%. This was driven by structural changes impacting retail and office occupancy, which accounted for 38% of the CRE portfolio, compounded by falling capital values and higher interest rates.
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CORPORATE CENTRE – CREDIT RISK REVIEW

Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	48,338	1,895	—	—	—	—	—	—	50,233
Structured Products	170	1,470	787	—	—	—	—	—	2,427
Financial Institutions	1,262	667	436	7	—	—	—	—	2,372
Crown Dependencies	—	—	—	—	—	—	—	1,206	1,206
	49,770	4,032	1,223	7	—	—	—	1,206	56,238
Of which:
Stage 1	49,770	4,032	1,223	7	—	—	—	1,203	56,235
Stage 2	—	—	—	—	—	—	—	2	2
Stage 3	—	—	—	—	—	—	—	1	1

31 December 2022
Sovereign and Supranational	53,910	1,077	—	—	—	—	—	—	54,987
Structured Products	136	1,162	875	—	—	—	—	—	2,173
Financial Institutions	1,191	676	635	26	—	—	—	—	2,528
Crown Dependencies	—	—	—	—	—	—	—	1,141	1,141
	55,237	2,915	1,510	26	—	—	—	1,141	60,829
Of which:
Stage 1	55,237	2,915	1,510	26	—	—	—	1,137	60,825
Stage 2	—	—	—	—	—	—	—	3	3
Stage 3	—	—	—	—	—	—	—	1	1
(1)Smaller exposures mainly in the commercial mortgage portfolio, and Crown Dependencies residential mortgages portfolio. We use scorecards for them, instead of a rating model.

30 June 2023 compared to 31 December 2022
Committed exposures reduced by 7.5% mainly in UK Sovereign and Supranational exposures, as part of normal liquid asset portfolio management, which reduced by 8.6%. The portfolio profile remained short-term, reflecting the purpose of the holdings.

Geographical distribution
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	30 June 2023					31 December 2022
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	45,367	2,062	—	2,804	50,233	50,806	1,886	83	2,212	54,987
Structured Products	1,430	243	—	754	2,427	1,379	422	4	368	2,173
Financial Institutions	892	1,004	282	194	2,372	1,075	1,036	230	187	2,528
Crown Dependencies	—	—	—	1,206	1,206	—	—	—	1,141	1,141
	47,689	3,309	282	4,958	56,238	53,260	3,344	317	3,908	60,829

Credit performance
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. In Corporate Centre, committed exposures were all fully performing at 30 June 2023 and 31 December 2022.
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Market risk

Overview
Market risk comprises banking market risk and trading market risk.
Market risk management
In H123, there were no significant changes in the way we manage market risk as described in the 2022 Annual Report.
Market risk review
In this section, we analyse our key banking and trading market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was £211m and to ‑100bps was £(215)m (2022: £238m and £(194)m).

Economic Value of Equity (EVE) sensitivity to +100bps was £(277)m and to ‑100bps was £243m (2022: £(501)m and £651m).

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantaneously to the yield curve at 30 June 2023 and 31 December 2022. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	30 June 2023		31 December 2022
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity(1)	211	(215)	238	(194)
EVE sensitivity	(277)	243	(501)	651
(1) Based on modelling assumptions of repricing behaviour.
.
30 June 2023 compared to 31 December 2022
In H123, we continued to actively manage interest rate risk by hedging new mortgages, reducing the size of the structural position.
NII sensitivity is adversely exposed to down shock scenarios. NII sensitivity deteriorated in H123, due to the reduction in the structural position.
EVE sensitivity is adversely exposed to up shock scenarios. EVE sensitivity improved in H123, largely due to the reduction in the structural position and model changes.

TRADED MARKET RISK REVIEW
30 June 2023 compared to 31 December 2022
In H123, there were no significant changes to our traded market risk exposures in the Santander UK plc group. The Internal VaR for exposure to traded market risk at 30 June 2023 was less than £1m (2022: less than £1m).
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Liquidity risk

Overview
Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.
Liquidity risk management
In H123, there were no significant changes in the way we manage liquidity risk as described in the 2022 Annual Report.
Liquidity risk review
In this section, we analyse our key liquidity metrics and our wholesale funding. We also provide information on asset encumbrance.
Key metrics LCR of 160% (2022: 163%) Wholesale funding with maturity <1 year £13.0bn (2022: £11.0bn) LCR eligible liquidity pool carrying value of £50.2bn (2022: £49.0m)
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio

This table shows our LCR at 30 June 2023 and 31 December 2022.

	30 June 2023	31 December 2022
LCR	£bn	£bn
Eligible liquidity pool (liquidity value)(1)	49.7	48.9
Net stress outflows	(31.1)	(30.0)
Surplus	18.6	18.9
Eligible liquidity pool as a percentage of anticipated net cash flows	160%	163%
(1)The liquidity value is calculated as applying an applicable haircut to the carrying value.

LCR eligible liquidity pool
LCR eligible liquidity pool of £ 50.2bn (2022: £49.0bn) includes £40.7bn cash and central bank reserves (2022: £44.5bn). The remaining assets are mainly Sterling and USD denominated government bonds and covered bonds.
Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.

Net Stable Funding Ratio (NSFR)

	30 June 2023	31 December 2022
NSFR	135%	137%
30 June 2023 compared to 31 December 2022
We remain in a strong liquidity position. We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 30 June 2023 and 31 December 2022, the LCR and NSFR significantly exceeded regulatory requirements.
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FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our Liquidity Risk Appetite (LRA) and regulatory liquidity and capital requirements.

Maturity profile of wholesale funding
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.
For details of the maturities of financial liabilities and off-balance sheet commitments, see Note 27 to the Condensed Consolidated Interim Financial Statements.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
30 June 2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	—	0.6	0.8	1.6	—	3.0	0.5	7.6	1.1	12.2
–privately placed	—	—	—	—	—	—	—	0.1	—	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	—	—	0.5	0.5	0.5	1.0	1.0	3.0
	—	0.6	0.8	1.6	0.5	3.5	1.0	8.7	2.1	15.3
Santander UK plc
Deposits by banks	0.2	0.6	0.7	0.2	—	1.7	—	—	—	1.7
Certificates of deposit and commercial paper	1.5	1.5	0.5	—	—	3.5	—	—	—	3.5
Senior unsecured – public benchmark	—	—	—	0.6	0.3	0.9	0.3	—	0.3	1.5
–privately placed	—	—	—	—	—	—	0.1	0.2	0.1	0.4
Covered bonds	—	0.9	—	1.0	0.9	2.8	2.3	9.3	1.0	15.4
Securitisation & structured issuance(2)	0.1	—	—	—	—	0.1	0.1	1.4	—	1.6
TFSME	—	—	—	—	—	—	—	21.0	—	21.0
Subordinated liabilities	—	—	0.4	—	—	0.4	—	—	0.7	1.1
	1.8	3.0	1.6	1.8	1.2	9.4	2.8	31.9	2.1	46.2
Other group entities
Securitisation & structured issuance(3)	0.1	—	—	—	—	0.1	0.5	—	—	0.6

Total at 30 June 2023	1.9	3.6	2.4	3.4	1.7	13.0	4.3	40.6	4.2	62.1
Of which:
–Secured	0.2	0.9	—	1.0	0.9	3.0	2.9	31.7	1.0	38.6
–Unsecured	1.7	2.7	2.4	2.4	0.8	10.0	1.4	8.9	3.2	23.5

31 December 2022
Total at 31 December 2022	2.6	5.2	0.5	1.5	1.2	11.0	6.6	42.5	5.1	65.2
Of which:
–Secured	0.1	1.0	0.2	0.9	—	2.2	3.5	34.0	1.2	40.9
–Unsecured	2.5	4.2	0.3	0.6	1.2	8.8	3.1	8.5	3.9	24.3
(1)96% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
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Term issuance
In H123, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total H123	Total H122
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	—	1.0	—	—	1.0	1.2
Subordinated debt and equity (inc. AT1)	0.3	—	—	—	0.3	0.8
	0.3	1.0	—	—	1.3	2.0
Santander UK plc
Securitisations and other secured funding	0.8	—	—	—	0.8	—
Covered bonds	1.5	—	—	—	1.5	4.1
	2.3	—	—	—	2.3	4.1
Other group entities
Securitisations	0.5	—	—	—	0.5	—
Total gross issuances	3.1	1.0	—	—	4.1	6.1

30 June 2023 compared to 31 December 2022
We repaid £4.0bn TFSME in H123 with £21.0bn remaining. £17.1bn due for repayment by 2025 and the remaining £3.9bn due for repayment between 2027 and 2031.
In H123, we issued c£3.8bn Sterling equivalent medium term funding, including c£1bn of MREL issuance and c£2.8bn of other secured issuance from Santander UK plc. We also issued £300m of 10 year Tier 2 (non-call 5 year) which was bought by Banco Santander.
We expect to issue a total of £1.5bn to £2.0bn of MREL in 2023.
Loan to deposit ratio
This table shows our customer loans, customer deposits and loan to deposit ratio (LDR) at 30 June 2023 and 31 December 2022, and the adjustments to reconcile the data to the balance sheet.

	30 June 2023			31 December 2022
	Customer loans	Customer deposits	LDR(2)	Customer loans	Customer deposits	LDR(2)
	£bn	£bn	%	£bn	£bn	%
Total customer loans and deposits(1)	210.8	190.7	111%	219.7	196.5	112%
Adjust for fair value loans, impairment loss allowances, accrued interest and other	4.2	0.9		4.1	0.8
Statutory loans and advances to customers and deposits by customers	215.0	191.6	112%	223.8	197.3	113%
(1) The customer loans and customer deposits numbers agree to the customer balances in the Balance sheet review section of the Financial review.
(2) Customer loans (Loans and advances to customers) divided by Customer deposits (Deposits by customers).

30 June 2023 compared to 31 December 2022
LDR reduced to 112% with lower customer lending and deposits after pricing actions in Q422 to optimise the customer balance sheet with mortgages down £8.4bn and deposits down £5.8bn.

Encumbrance
Encumbrance of customer loans and advances
We issued securitised products to a diverse investor base through our prime mortgage-backed and other asset-backed funding programmes. We raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages. For more on these programmes, see Notes 14 and 26 to the Consolidated Financial Statements in the 2022 Annual Report.

30 June 2023 compared to 31 December 2022
Our level of encumbrance from external and internal issuance of securitisations and covered bonds increased in H123 to £25.6bn (2022: £25.0bn). For more, see Note 14 to the Consolidated Financial Statements in the 2022 Annual Report and Note 10 to the Condensed Consolidated Interim Financial Statements.
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Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations.
Capital risk management
In H123, there were no significant changes in the way we manage capital risk as described in the 2022 Annual Report.
Capital risk review
In this section, we analyse our capital resources and key capital ratios including our leverage and RWAs.
Key metrics CET1 capital ratio of 15.4% (2022: 15.2%) Total qualifying regulatory capital of £14.6bn (2022: £14.5bn) UK leverage ratio of 5.3% (2022: 5.2%)
CAPITAL RISK REVIEW
Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the current and expected future regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical Capital Buffer (CCyB), and the Other Systemically Important Institutions Buffer (O-SII) at the level of the RFB Group. Expected future regulatory CET1 requirements are impacted by the increase in the UK CCyB to 2% which occurred in July 2023.

Bank of England stress testing
The results of the latest Bank of England stress test were released on 12 July 2023. As a result of the exercise, the Bank of England did not require Santander UK to undertake any actions. Before management actions and on a non-transitional IFRS 9 basis, the CET1 capital ratio low-point of 11.3% is well above the hurdle rate of 8.1%. Additionally, the UK leverage ratio low-point of 4.1% without strategic management actions and 4.5% with strategic management actions is above the hurdle rate of 3.5%. The Bank of England’s reference rates comprise the sum of minimum capital requirements (4.5% of RWA plus Pillar 2A for the CET1 ratio, and 3.25% of leverage exposure for the UK leverage ratio), applicable systemic buffers, and an adjustment to offset the pro-cyclical impacts of IFRS 9.

Headroom of our CET1 capital ratio to our current MDA trigger level at 30 June 2023
At 30 June 2023, the headroom of our CET1 capital ratio of 15.4% to our 7% AT1 permanent write down (PWD) securities trigger was 8.4% of total RWAs or £6.0bn (2022: 8.2% of total RWAs or £5.8bn).
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 30 June 2023 was:

Minimum
%
Pillar 1	4.5
Pillar 2A(1)	3.2
Capital conservation buffer	2.5
Countercyclical capital buffer	1.0
Current MDA trigger	11.2
Headroom	4.2
CET1 capital ratio	15.4
(1) Santander UK's Pillar 2 requirement was 5.7% at 30 June 2023, Pillar 2A guidance is a point in time assessment.

Significant headroom to minimum capital requirements and MDA
Our current capital position provides significant headroom to minimum requirements and MDA trigger. The UK leverage ratio of 5.3% remained broadly stable and is well above regulatory requirements.

Key capital ratios

	Santander UK Group Holdings plc		Santander UK plc
	30 June 2023	31 December 2022	30 June 2023	31 December 2022
	%	%	%	%
CET1 capital ratio	15.4	15.2	15.6	15.4
AT1	3.0	3.1	2.8	2.8
Tier 2	1.9	2.1	2.0	2.2
Total capital ratio	20.3	20.4	20.4	20.4
The total subordination available to Santander UK plc senior unsecured bondholders was 20.4% (2022: 20.4%) of RWAs.
Return on assets - profit after tax divided by average total assets was 0.30% (H122: 0.26%).
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Summarised change in CET1 capital ratio

	Change	CET1 Capital ratio
	pp	%
31 December 2022		15.2
Profit net of distributions	+0.51
Pension	-0.11
Expected loss less provisions	-0.06
RWA growth and other	-0.19
30 June 2023		15.4
30 June 2023 compared to 31 December 2022
The CET1 capital ratio increased 20 bps to 15.4%. This was largely due to higher profit. We remain strongly capitalised with significant headroom to minimum requirements and MDA.
Total capital ratio remained broadly stable at 20.3%.

Regulatory capital resources
This table shows our qualifying regulatory capital:

	30 June 2023	31 December 2022
	£m	£m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,820	6,563
– Accumulated other reserves and non-controlling interests	(1,163)	(1,108)
CET1 capital before regulatory adjustments	12,717	12,515
CET1 regulatory adjustments:
– Additional value adjustments	(14)	(18)
– Goodwill (net of tax)	(1,131)	(1,133)
– Other intangibles	(350)	(351)
– Fair value reserves related to gains or losses on cash flow hedges	1,168	1,116
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(566)	(517)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(21)	(27)
– Defined benefit pension fund assets	(720)	(755)
– NPE Backstop	(5)	(4)
– Dividend accrual	(17)	(3)
– IFRS 9 Transitional Adjustment	9	20
CET1 capital	11,070	10,843
AT1 capital instruments:
– Capital instruments	2,196	2,196
Tier 1 capital	13,266	13,039
Tier 2 capital instruments:
– Capital instruments	2,150	2,111
– Amount of qualifying items subject to phase out from Tier 2	0	207
– Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(782)	(857)
Tier 2 capital	1,368	1,461
Total regulatory capital	14,634	14,500

30 June 2023 compared to 31 December 2022
2023 ordinary share dividends are expected to be in line with our existing dividend policy of 50% of recurring profit after tax.
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Movements in regulatory capital

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2023	10,843	2,196	1,461	14,500
–Retained earnings	257	—	—	257
–Other reserves and non-controlling interests	(55)	—	—	(55)
–Additional value adjustments	4	—	—	4
–Goodwill (net of tax)	2	—	—	2
–Other intangibles	1	—	—	1
–Fair value reserves related to gains and losses on cash flow hedges	52	—	—	52
–Negative amounts resulting from the calculation of regulatory expected loss amounts	(49)	—	—	(49)
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	6	—	—	6
–Defined benefit pension fund assets	35	—	—	35
–NPE Backstop	(1)	—	—	(1)
–Dividend accrual	(14)	—	—	(14)
–Capital instruments	—	—	39	39
–IFRS 9 Transitional Adjustment	(11)	—	—	(11)
–Amount of qualifying items subject to phase out from Tier 2	—	—	(207)	(207)
- Deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation	—	—	75	75
At 30 June 2023	11,070	2,196	1,368	14,634
MREL recapitalisation
At 30 June 2023, we had outstanding £12.3bn of MREL compliant senior unsecured bonds.

Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains at 5.7% and is calculated using RWA, leverage exposures and exchange rates at 30 June 2023. Based on this set of assumptions, our MREL requirements are driven by our RWAs. Santander UK’s indicative MREL requirements including combined buffer requirements are currently circa £23bn from 31 December 2022.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months, plus a buffer for foreign exchange movements.

Risk-weighted assets
The tables below are consistent with our regulatory filings for 30 June 2023 and 31 December 2022.

	30 June 2023	31 December 2022
RWAs by risk	£bn	£bn
Credit risk	63.9	63.0
Counterparty risk	0.6	0.7
Market risk	0.3	0.3
Operational risk	7.2	7.2
	72.0	71.2

	30 June 2023	31 December 2022
RWAs by segment	£bn	£bn
Retail Banking	44.5	44.6
– Homes	34.8	35.0
– Everyday Banking	9.7	9.6
Consumer Finance	7.7	7.3
Corporate & Commercial Banking	14.5	14.0
Corporate Centre	5.3	5.3
	72.0	71.2

Movements in RWAs by risk:

	Credit/counterparty risk	Market risk	Operational risk	Total
	£bn	£bn	£bn	£bn
At 1 January 2023	63.7	0.3	7.2	71.2
Asset size	(0.6)	—	—	(0.6)
Asset quality	1.2	—	—	1.2
Model updates	0.2	—	—	0.2
At 30 June 2023	64.5	0.3	7.2	72.0
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Regulatory leverage

	30 June 2023	31 December 2022
	£m	£m
Regulatory exposure	245,725	248,602
End-point Tier 1 capital(1)	13,067	12,863
UK leverage ratio	5.3%	5.2%
BBLS lending excluded from leverage exposure	(2,173)	(2,564)
(1)    Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	30 June 2023	31 December 2022
	£m	£m
Total assets per the Consolidated Balance Sheet	284,341	292,243
Derivatives netting and potential future exposure	(1,475)	(1,305)
Securities financing current exposure add-on	386	371
Removal of IFRS netting	867	923
Removal of qualifying central bank claims	(44,696)	(49,199)
Commitments calculated in accordance with Basel Committee Leverage Framework	7,269	6,971
CET1 regulatory adjustments	(967)	(1,402)
	245,725	248,602

30 June 2023 compared to 31 December 2022
The UK leverage ratio remained stable at 5.3%. UK leverage exposure remained broadly stable at £245.7bn (2022: £248.6bn).

Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under CRD IV at 30 June 2023 and 31 December 2022, and movements in the period, were as follows:

	30 June 2023	31 December 2022
	£m	£m
At 1 January	4,307	4,262
Dividends approved:
–AT1 Capital Securities	(67)	(143)
–Tax on above item	13	27
–Ordinary shares	(414)	(1,013)
Dividends receivable:
–Investment in AT1 Capital Securities	61	133
–Tax on above item	(12)	(25)
–Investment in ordinary shares of subsidiary	412	1,079
Other income statement items (Company)	(3)	(13)
At period end	4,297	4,307
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Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
Pension risk management
In H123, there were no significant changes in the way we manage pension risk as described in the 2022 Annual Report.
Pension risk review
In this section, we provide an update on key movements in pension risk profile in H123.

Key metrics Funding Deficit at Risk was £930m (2022: £860m) Funded defined benefit pension scheme accounting surplus was £999m (2022: £1,051m)
PENSION RISK REVIEW
30 June 2023 compared to 31 December 2022
The underlying level of risk in the Scheme was broadly stable in H123, with minor changes in hedge ratios and asset allocations. We continued to focus on ensuring sufficient liquidity and collateral levels. Collateral levels are managed through measures of the size of interest rate shock required to exhaust available collateral.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At 30 June 2023, the Funding Deficit at Risk increased to £930m (2022: £860m), mainly due to the annual update to scenarios used for risk measurement where severe asset and interest rate stresses increased following the review of current and potential future economic conditions.
The impact from variations in the IAS 19 position on CET1 capital was not significant in H123. For more on the impact of our defined benefit schemes on capital, see the ‘Capital risk’ section.
Accounting position
The accounting position slightly deteriorated in H123. The Scheme sections in surplus had an aggregate surplus of £999m at 30 June 2023 (2022: £1,051m) while there were no sections in deficit (2022: none). The overall funded position was a £999m surplus (2022: £1,051m surplus). There were also unfunded liabilities of £25m at 30 June 2023 (2022: £25m). The overall deterioration was mainly a result of falls in the LDI portfolio driven by increases in long-term gilt yields though these falls were in part offset by a fall in the value of the liabilities resulting from an increase in discount rate driven by the same rise in yields. However there remains considerable market uncertainty and our position could change materially over a short period.
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 22 to the Condensed Consolidated Interim Financial Statements.
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Operational risk & resilience

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events.
Operational risk management
In H123, there were no significant changes in the way we manage operational risk as described in the 2022 Annual Report.
Operational risk review
In this section, we provide an update on key movements in operational risk in H123.
Key metrics Operational risk losses (over £10,000, and excluding PPI) increased by 8% compared to H122.
OPERATIONAL RISK REVIEW
30 June 2023 compared to 31 December 2022
Operational risk event losses
In H123, we did not experience any material operational risk losses with the exception of fraud. The losses in H123 remained within our risk appetite. In addition, we continue to maintain provisions to cover customer remediation programmes and associated costs.

Cyber risk
Information and cyber security remain a key focus. We experienced no significant data or cyber security incidents in H123, although we responded to a number of third-party incidents. We continue to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We continue to see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools, and we expect this trend to remain. We continue to invest in the right skills and resources to manage data and cyber risks, and constantly monitor cyber threats, including those from the geopolitical environment.
Data risk
In H123, we continued to monitor and mitigate data risk through enhanced governance structures and processes. Our Data Programme is progressing with clearly defined deliverables that will improve our ability to manage data and enhance our capabilities, in line with the Data Strategy driven by the Chief Data Officer.
Fraud risk
Fraud risk losses remain a material driver of our operational risk loss position, in line with the wider UK financial services industry. Social engineering techniques used by fraudsters are a significant threat to customers and outside of the bank's controls. Authorised Push Payment (APP) fraud is our largest fraud type, and we are focused on preventative measures in response to increasing fraud attacks. In H123, as part of our Fraud Transformation Program, we deployed new fraud prevention tools to enhance our existing controls. This included configurable payment limits for digital banking and the completion of our deployment dynamic 'scam warnings' in our online banking payment process. The latter has enhanced fraud prevention controls for high-risk digital payments, presenting customers with tailored questions and warning specific to their payment journey. We also play a collaborative role in fraud management with industry partners, through UK Finance and Stop Scams UK, alongside our customer awareness campaigns on the most common fraud scams.
IT risk
The importance of IT remains at the centre of our activities and we continue to progress a bank-wide programme to address key risks in our IT estate, including increasing obsolescence, partly due to the fast pace of technological evolution. We expect the programme to deliver risk reduction over a three year period and we closely monitor improvements through our risk governance framework.
People risk
People risk continues to be compounded by changes in our operating models and the execution of our strategies. We continue to adapt and respond to these risks; in particular, the people risks associated with the phased relocation of our Head Office to Unity Place in Milton Keynes, which are under close monitoring and management. H123 continued to show lower levels of wellbeing-related absence. Attrition rates stabilised after periods of successive rises in 2022 reflecting the buoyant job market. Our wellbeing and inclusion strategy focuses on helping colleagues through change, and supports productivity. We continue to advocate hybrid working and encourage colleagues to attend our offices regularly. We also provide support in response to the impact of external economic factors on some colleagues.
Third party risk
We continue to rely extensively on third parties for a range of goods and services, provided by both Banco Santander and external suppliers. In H123, we reassessed our major suppliers against a revised set of controls and implemented new metrics to manage our risk exposure.
Transformation and change
The way in which we operate, the technology we rely on, and how we interact with our customers and stakeholders is constantly evolving, and consequently, our ability as an organisation to meet this change is a key priority. We continued our transformation to simplify the bank, digitise processes and customer journeys, reduce costs, extend internal capabilities and ensure a resilient operating model. This includes delivery against a diverse transformation agenda with specific focus on cloud migration, further digitalisation and managing obsolescence. Ensuring change does not result in unacceptable impacts on our risk profile underpins our strategic decisions and is robustly managed.
Operational Resilience
We have committed that, by 2025, we will address the vulnerabilities identified in the first operational resilience self-assessment approved by the Board and submitted to our regulators in March 2022. Achieving this will enhance our resilience, i.e. the ability of Santander UK to recover its Important Business Services (IBS) within Impact Tolerance levels to avoid intolerable harm to customers, the firm, or the market, with focus on vulnerable customers. In H123, we focused on identifying the most critical technology assets to support the continued prioritisation of activities to strengthen our resilience by March 2025. We continue to embed resilience as we identify and analyse events and incidents directly impacting our IBS and the underlying assets of technology, data, people, third parties, and premises. We continue to develop our capability and evolve our frameworks and governance to enhance operational resilience. The Board approved our annual operational resilience self-assessment in March 2023 and regularly monitors management's progress on enhancing overall operational resilience.
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Conduct and regulatory risk

Overview
We manage the conduct and non-financial regulatory risk types in one framework. We do this to reflect their similarities.
Conduct and regulatory risk management
In H123, there were no significant changes in the way we manage conduct and regulatory risk as described in the 2022 Annual Report.
Conduct and regulatory risk review
In this section, we provide an update on key developments in conduct and regulatory risk in H123.
Key metrics Customer remediation provision was £90m (2022: £90m) Litigation and other regulatory provision was £138m (2022: £136m)
CONDUCT AND REGULATORY RISK REVIEW
30 June 2023 compared to 31 December 2022
To fully consider customer and conduct impacts across our business, we maintain a strong focus on robust oversight and control of the customer journey across all our products and services. In H123, we continued to build on our progress and remain vigilant in taking a customer-focused approach in developing strategy, products, services and policies that support fair customer outcomes and market integrity.
As part of this, we:
–Proactively contacted over 2 million customers who may be at risk of experiencing early signs of financial stress, to support them and try to help avoid longer term financial difficulty by referring them to internal and external sources of support alongside ongoing customer engagement and support plans.
–Are working with the government and regulators to enhance help for customers struggling with higher mortgage rates and we have agreed to the commitments in the Mortgage Charter.
–Continued to focus on financial support for business customers with payment difficulties as they roll off their government scheme loans.
–Further evolved our Financial Support team and SME support, with more investment in people and IT to ensure we continue to drive good outcomes for customers and can provide tailored support, whilst managing the anticipated increased inflow of customers affected by the rising cost of living. This included reviewing related FCA and LSB publications.
–Reviewed our products and services to ensure our customers receive communications they can understand, products and services that meet their needs and offer fair value, and that they get the support they need, when they need it - in order to deliver good customer outcomes required by the FCA's Consumer Duty. Following a comprehensive review, we announced updates to our savings products in July 2023. We increased interest rates by between 0.15% and 0.50% and streamlined our offering to customers. We also focused on delivering the internal behavioural and cultural shift including staff training to ensure compliance with the new requirements.
–Continued to actively participate in schemes to ensure the long-term future of access to cash, including supporting the set-up of shared banking hubs and wider engagement with LINK and industry partners.
–Successfully transitioned to alternate reference rates for the vast majority of LIBOR agreements. Our focus remains on transitioning a small group of customers whose agreements still reference either synthetic Sterling LIBOR or USD LIBOR.
–Assessed the ongoing and new policy areas in the FCA's 2023/24 Business Plan. The key focus continues to be on reducing and preventing serious consumer harm; setting and testing higher standards; and promoting competition and positive change. We continue to address these in our controls, product and service processes and frameworks, and we continue to adapt in line with the evolution of a digital economy.
–Following the implementation of the Contingent Reimbursement Model, a voluntary code to deal with authorised push payment (APP) fraud, we continue to engage with the industry and authorities, giving input and support to further develop the code's framework. Further details have been published for the latest PSR Mandatory Reimbursement proposals to give greater protection for consumers against APP scams.
Like all UK banks, we continue to see a demanding regulatory agenda focused on consumer outcomes and customer vulnerability, including Consumer Duty. We continue to evaluate the evolving regulatory environment, particularly in light of the Financial Services and Markets Act, and the government's Edinburgh Reforms. Conduct risks will likely continue to rise in the near and medium-term, as banks deal with increasing numbers of personal and business borrowers who are impacted by the rising cost of living.
When we implement change, we focus on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity. We also remain committed to protecting the personal data we collect and use, and respecting the data protection rights of our customers, our people and others associated with us.
For key movements in our financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 21 to the Condensed Consolidated Interim Financial Statements. For more on our contingent liabilities, see Note 23 to the Condensed Consolidated Interim Financial Statements.
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Financial crime risk

Overview
Financial crime risk is the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption.
Financial crime risk management
In H123, there were no significant changes in the way we manage financial crime risk as described in the 2022 Annual Report.
Financial crime risk review
In this section, we provide an update on key developments in financial crime risk in H123.

FINANCIAL CRIME RISK REVIEW
30 June 2023 compared to 31 December 2022
We take our financial crime responsibilities extremely seriously. Protecting the communities we serve from the social and economic impacts of financial crime remains a top priority. The financial crime landscape continues to be complex, with evolving regulatory and legal requirements, geo-political factors and changing criminal methods influencing the risks we face. In H123, we:
~~–~~Further developed our financial crime compliance oversight and operations, and responded to and actively participated in an increasingly complex external legal, regulatory, and geopolitical landscape.
–Updated our financial crime policies and standards to reflect the latest external requirements and best practice, and to align with Banco Santander policy requirements. We supported business areas with implementation guidance.
–Continued to improve our operations and processes to respond to increasingly complex global sanctions regimes. Most notably, the global response to the conflict in Ukraine added significant complexity and operational demands in a compressed period. This is expected to continue in H223.
–Introduced enhanced Customer Due Diligence processes and controls to support new business onboarding.
–Played an active role across our public-private partnerships, working closely with government, trade bodies and industry on issues that may impact our Financial Crime Compliance operation. This includes work on, and preparation for keynote pieces of legislation, such as the Economic Crime & Corporate Transparency Bill, and the good customer outcomes required by the FCA’s Consumer Duty.
–Played an active role externally in developing relevant commitments in the recently published Economic Crime Plan 2 (2023-2026). We now look forward to working across our public-private partnerships on implementing this and the government's new Fraud Strategy.
We considered the likely impact of the recent Government announcements on account closures. We only close accounts after a thorough review of all the circumstances, in line with our legal and regulatory obligations and customer communication. We are working to ensure we comply with these proposed rules at the earliest possible opportunity. It is paramount to us that customers have access to banking services and are treated fairly and transparently. These proposals must be brought in swiftly, but without causing unintended financial crime consequences.
Financial Crime Transformation Programme
Senior management and the Board engagement in financial crime risk management remains high, proportionate with one of our top risks. We continue to enhance our risk management capabilities across data, systems and subject matter expertise through our multi-year financial crime transformation and remediation programme. Continued areas of focus in 2023 include:
–Ongoing training of colleagues in how to identify, assess, manage and report financial crime. Through our Economic Crime Academy (ECA), we continue to enhance the skill sets, knowledge and qualifications of key staff and specialist roles.
–Resolving data gaps in our customer records to help us manage financial crime risks.
–Maturing our Financial Crime Centre of Excellence to further integrate financial crime risk management operations across the business.

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Condensed Consolidated Income Statement (unaudited)
For the Half Year to

		30 June 2023	30 June 2022
	Notes	£m	£m
Interest and similar income		5,454	2,786
Interest expense and similar charges		(3,093)	(638)
Net interest income		2,361	2,148
Fee and commission income		400	376
Fee and commission expense		(252)	(210)
Net fee and commission income		148	166
Other operating income		149	101
Total operating income		2,658	2,415
Operating expenses before credit impairment charges, provisions and charges	3	(1,232)	(1,186)
Credit impairment charges	4	(105)	(118)
Provisions for other liabilities and charges	4	(148)	(118)
Total operating credit impairment charges, provisions and charges		(253)	(236)
Profit before tax		1,173	993
Tax on profit	5	(315)	(233)
Profit after tax		858	760

Attributable to:
Equity holders of the parent		858	743
Non-controlling interests		—	17
Profit after tax		858	760

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the Half Year to

	30 June 2023	30 June 2022
	£m	£m
Profit after tax	858	760
Other comprehensive (expense)/income that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value	(12)	(171)
- Income statement transfers	8	162
- Taxation	1	4
	(3)	(5)
Cash flow hedges:
- Effective portion of changes in fair value	(1,262)	729
- Income statement transfers	1,190	(1,807)
- Taxation	20	299
	(52)	(779)
Net other comprehensive expense that may be reclassified to profit or loss subsequently	(55)	(784)
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	(160)	326
- Taxation	45	(26)
	(115)	300
Own credit adjustment:
- Change in fair value	(7)	29
- Taxation	2	(9)
	(5)	20
Net other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently	(120)	320
Total other comprehensive expense net of tax	(175)	(464)
Total comprehensive income	683	296

Attributable to:
Equity holders of the parent	683	279
Non-controlling interests	—	17
Total comprehensive income	683	296

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Balance Sheet (unaudited)
At 30 June 2023 and 31 December 2022

		30 June 2023	31 December 2022
	Notes	£m	£m
Assets
Cash and balances at central banks		42,523	46,635
Derivative financial instruments	7	2,592	2,439
Other financial assets at fair value through profit or loss	8	614	434
Loans and advances to customers	9	215,010	223,840
Loans and advances to banks		1,276	1,105
Reverse repurchase agreements - non trading	11	12,024	7,348
Other financial assets at amortised cost		152	156
Macro hedge of interest rate risk		(3,517)	(2,654)
Financial assets at fair value through other comprehensive income		7,072	6,024
Interests in other entities	12	222	252
Intangible assets	13	1,549	1,550
Property, plant and equipment	14	1,512	1,526
Current tax assets		548	484
Retirement benefit assets	22	999	1,051
Other assets		1,716	2,004
Assets held for sale	29	49	49
Total assets		284,341	292,243
Liabilities
Derivative financial instruments	7	1,570	1,008
Other financial liabilities at fair value through profit or loss	15	864	803
Deposits by customers	16	191,638	197,313
Deposits by banks	17	25,602	28,543
Repurchase agreements - non trading	18	9,853	7,982
Debt securities in issue	19	35,083	36,420
Subordinated liabilities	20	2,150	2,332
Macro hedge of interest rate risk		(67)	95
Other liabilities		2,267	2,601
Provisions	21	397	380
Deferred tax liabilities		46	30
Retirement benefit obligations	22	25	25
Total liabilities		269,428	277,532
Equity
Share capital		7,060	7,060
Other equity instruments	24	2,196	2,196
Retained earnings		6,820	6,563
Other reserves		(1,163)	(1,108)
Total equity		14,913	14,711
Total liabilities and equity		284,341	292,243

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements .

The Financial Statements were approved and authorised for issue by the Board on 10 August 2023 and signed on its behalf by:

Mike Regnier	Madhukar Dayal
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698
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Condensed Consolidated Cash Flow Statement (unaudited)

For the Half Year to

	30 June 2023	30 June 2022
	£m	£m
Cash flows from operating activities
Profit before tax	1,173	993

Adjustments for:
Non-cash items included in profit:	1,407	698
Change in operating assets	8,163	(4,748)
Change in operating liabilities	(8,074)	(8,081)
Corporation taxes paid	(296)	(222)
Effects of exchange rate differences	(1,340)	1,703
Net cash flows from operating activities	1,033	(9,657)
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(241)	(264)
Proceeds from sale of property, plant and equipment and intangible assets	78	103
Purchase of financial assets at amortised cost and financial assets at FVOCI	(3,417)	(1,146)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI	2,088	2,421
Net cash flows from investing activities	(1,492)	1,114
Cash flows from financing activities
Issue of other equity instruments	—	750
Issue of debt securities and subordinated notes	3,353	5,352
Issuance costs of debt securities and subordinated notes	(10)	(10)
Repayment of debt securities and subordinated notes	(3,097)	(3,138)
Disposal of non-controlling interests	—	(235)
Repurchase of other equity instruments	—	(750)
Dividends paid on ordinary shares	(414)	(397)
Dividends paid on other equity instruments	(67)	(76)
Dividends paid on non-controlling interests	—	(17)
Principal elements of lease payments	(35)	(33)
Net cash flows from financing activities	(270)	1,446
Change in cash and cash equivalents	(729)	(7,097)
Cash and cash equivalents at beginning of the period	48,945	51,787
Effects of exchange rate changes on cash and cash equivalents	(199)	38
Cash and cash equivalents at the end of the period	48,017	44,728

Cash and cash equivalents consist of:
Cash and balances at central banks	42,523	45,172
Less: restricted balances	(2,095)	(2,154)
	40,428	43,018
Other cash equivalents: Loans and advances to banks - Non trading	940	829
Other cash equivalents: Reverse repurchase agreements	6,649	881
Cash and cash equivalents at the end of the period	48,017	44,728

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Statement of Changes in Equity (unaudited)
For the Half Year to

			Other reserves					Non-controlling interests
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
							Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	7,060	2,196	6	(1,116)	2	6,563	14,711	—	14,711
Profit after tax	—	—	—	—	—	858	858	—	858
Other comprehensive (expense), net of tax:
- Fair value reserve (debt instruments)	—	—	(3)	—	—	—	(3)	—	(3)
- Cash flow hedges	—	—	—	(52)	—	—	(52)	—	(52)
- Pension remeasurement	—	—	—	—	—	(115)	(115)	—	(115)
- Own credit adjustment	—	—	—	—	—	(5)	(5)	—	(5)
Total comprehensive income	—	—	(3)	(52)	—	738	683	—	683
Dividends on ordinary shares	—	—	—	—	—	(414)	(414)	—	(414)
Dividends on other equity instruments	—	—	—	—	—	(67)	(67)	—	(67)
At 30 June 2023	7,060	2,196	3	(1,168)	2	6,820	14,913	—	14,913

At 1 January 2022	7,060	2,191	26	110	2	6,754	16,143	235	16,378
Profit after tax	—	—	—	—	—	743	743	17	760
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(5)	—	—	—	(5)	—	(5)
- Cash flow hedges	—	—	—	(779)	—	—	(779)	—	(779)
- Pension remeasurement	—	—	—	—	—	300	300	—	300
- Own credit adjustment	—	—	—	—	—	20	20	—	20
Total comprehensive income	—	—	(5)	(779)	—	1,063	279	17	296
Issue of other equity instruments	—	750	—	—	—	—	750	—	750
Disposal of non-controlling interests	—	—	—	—	—	—	—	(235)	(235)
Repurchase of other equity instruments	—	(745)	—	—	—	(5)	(750)	—	(750)
Dividends on ordinary shares	—	—	—	—	—	(397)	(397)	—	(397)
Dividends on other equity instruments	—	—	—	—	—	(76)	(76)	—	(76)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 30 June 2022	7,060	2,196	21	(669)	2	7,339	15,949	—	15,949

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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1. ACCOUNTING POLICIES
The financial information in these Condensed Consolidated Interim Financial Statements is unaudited and does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the year ended 31 December 2022 have been delivered to the Registrar of Companies.
The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim Financial Reporting', as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) for the year ended 31 December 2022 which were prepared in accordance with UK-adopted International Accounting Standards (IAS). Those consolidated financial statements were also prepared in accordance with IFRSs as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, as there were no applicable differences from IFRSs as issued by the IASB for the periods presented.
The same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK group’s 2022 Annual Report.

Going concern
In light of geopolitical and economic uncertainty, the Directors updated their going concern assessment in preparing these Condensed Consolidated Interim Financial Statements. In making their going concern assessment, the Directors considered a wide range of information that included Santander UK's long term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments.
After making enquiries, the Directors have a reasonable expectation that Santander UK has adequate resources to continue in operational existence for at least twelve months from the date of this report and, therefore, having reassessed the principal risks and uncertainties, the Directors consider it appropriate for the Condensed Consolidated Interim Financial Statements to be prepared on a going concern basis.

Critical judgements and accounting estimates
The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make judgements and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
There has been no change in the inherent sensitivity of the areas of judgement in the period. Management have considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
The significant judgements, apart from those involving estimation, made by management in applying Santander UK's accounting policies in these financial statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to Santander UK's results and financial position, are as follows:

a) Credit impairment charges

Key judgements	–Determining an appropriate definition of default
–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining the need for any judgemental adjustments
–Determining the need to assess corporate Stage 3 exposures individually
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
For more on each of these key judgements and estimates, see 'Critical judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk – credit risk management’ section of the Risk review in the 2022 Annual Report.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.

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b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Litigation and other regulatory provisions in Note 21 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, and Plevin related litigation. Note 23 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows.
Note 23 includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on these key judgements and estimates, see Notes 21 and 23.

c) Pensions

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 22.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 22.
The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to support the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.

d) Goodwill

Key judgements:	–Determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations
–Identifying the indicators of potential impairment
Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
For more on each of these key judgements and estimates, see Note 13.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20 to the Consolidated Financial Statements in the 2022 Annual Report.
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2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of four segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies. Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.
In December 2022, we transferred social housing loans, and non-core liabilities to our CCB segment from Corporate Centre to reflect the way these assets are managed, and restated comparatives accordingly. This resulted in an increase in H122 profit before tax in CCB of £1m and an equal but opposite impact in Corporate Centre.

Results by segment
For the Half Year to

	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2023	£m	£m	£m	£m	£m
Net interest income	1,873	79	405	4	2,361
Non-interest income	85	100	67	45	297
Total operating income	1,958	179	472	49	2,658
Operating expenses before credit impairment charges, provisions and charges	(912)	(73)	(170)	(77)	(1,232)
Credit impairment charges	(55)	(14)	(36)	—	(105)
Provisions for other liabilities and charges	(106)	(3)	4	(43)	(148)
Total operating credit impairment charges, provisions and charges	(161)	(17)	(32)	(43)	(253)
Profit/(loss) before tax	885	89	270	(71)	1,173

Revenue from external customers	1,884	313	364	97	2,658
Inter-segment revenue/(expense)	74	(134)	108	(48)	—
Total operating income	1,958	179	472	49	2,658

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	227	—	31	—	258
–Insurance, protection and investments	24	—	—	—	24
–Credit cards	49	—	—	—	49
–Non-banking and other fees(2)	1	12	53	3	69
Total fee and commission income	301	12	84	3	400
Fee and commission expense	(218)	(3)	(26)	(5)	(252)
Net fee and commission income/(expense)	83	9	58	(2)	148

Customer loans	185,904	5,319	18,367	1,209	210,799
Total assets(3)	193,145	10,541	18,367	62,288	284,341
Of which assets held for sale	—	—	—	49	49
Customer deposits	155,692	—	23,525	11,520	190,737
Total liabilities	155,799	1,683	23,562	88,384	269,428
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment charge allowances.

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	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2022	£m	£m	£m	£m	£m
Net interest income	1,792	92	241	23	2,148
Non-interest income/(expense)	107	101	70	(11)	267
Total operating income	1,899	193	311	12	2,415
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	(832)	(73)	(181)	(100)	(1,186)
Credit impairment (charges)/write-backs	(126)	(13)	20	1	(118)
Provisions for other liabilities and charges	(101)	—	(2)	(15)	(118)
Total operating credit impairment (charges)/write-backs, provisions and charges	(227)	(13)	18	(14)	(236)
Profit/(loss) before tax	840	107	148	(102)	993

Revenue/(expense) from external customers	2,049	243	345	(222)	2,415
Inter-segment revenue/(expense)	(150)	(50)	(34)	234	—
Total operating income/(expense)	1,899	193	311	12	2,415

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	218	—	29	—	247
–Insurance, protection and investments	31	—	—	—	31
–Credit cards	46	—	—	—	46
–Non-banking and other fees(2)	4	8	36	4	52
Total fee and commission income	299	8	65	4	376
Fee and commission expense	(193)	—	(11)	(6)	(210)
Net fee/(expense) and commission income	106	8	54	(2)	166
31 December 2022
Customer loans	194,661	5,384	18,518	1,141	219,704
Total assets(3)	203,697	10,371	18,518	59,657	292,243
Of which assets held for sale	—	—	—	49	49
Customer deposits	161,748	—	24,798	9,930	196,476
Total liabilities	161,821	1,223	24,473	90,015	277,532
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment charge allowances..

The main differences between Customer loans and Loans and advances to customers (Note 9) are balances in Corporate Centre held for liquidity purposes. The main differences between Customer deposits and Deposits by customers (Note 16) are equity-linked deposits and intercompany deposits.
3. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES, PROVISIONS AND CHARGES
For the Half Year to

	30 June 2023	30 June 2022
	£m	£m
Staff costs	621	567
Other administration expenses	476	461
Depreciation, amortisation and impairment	135	158
	1,232	1,186
In H123, 'Depreciation, amortisation and impairment' included an impairment charge of £2m (H122: £10m) associated with branch and head office site closures as part of the transformation programme. For more, see Note 14.

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4. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the Half Year to

	30 June 2023	30 June 2022
	£m	£m
Credit impairment charges/(write-backs):
Loans and advances to customers	98	114
Recoveries of loans and advances, net of collection costs	4	(6)
Off-balance sheet credit exposures (See Note 21)	3	10
	105	118
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 21)	149	121
Releases for residual value and voluntary termination	(1)	(3)
	148	118
	253	236
In H123 and H122 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.
5. TAXATION
The Santander UK group’s effective tax rate for H123 was 26.9% (H122: 23.5%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate as follows:
For the Half Year to

	30 June 2023	30 June 2022
	£m	£m
Profit before tax	1,173	993
Tax calculated at a tax rate of 23.5% (H122:19%)	276	189
Bank surcharge on profits	45	70
Non-deductible preference dividends paid	5	5
Non-deductible UK Bank Levy	9	8
Non-deductible conduct remediation, fines and penalties	4	(1)
Other non-deductible costs and non-taxable income	(4)	6
Effect of change in tax rate on deferred tax provision	—	(22)
Tax relief on dividends in respect of other equity instruments	(20)	(22)
Tax charge	315	233
Interim period corporation tax is accrued based on the estimated average annual effective corporation tax for the year of 26.9% (H122: 25.7% before including the impact of the reduction in the bank surcharge substantively enacted in Q1 2022). See Note 9 to the Consolidated Financial Statements in the 2022 Annual Report for further details of changes in tax rates.
On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023.
6. DIVIDENDS ON ORDINARY SHARES
An interim dividend of £414m was declared on the Company’s ordinary shares in issue (H122: £397m).

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7. DERIVATIVE FINANCIAL INSTRUMENTS
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

	30 June 2023			31 December 2022
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	10,100	125	141	14,769	320	299
Interest rate contracts	29,513	697	842	31,599	473	792
Equity and credit contracts	910	145	21	954	142	25
Total derivatives held for trading	40,523	967	1,004	47,322	935	1,116
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	742	4	7	538	12	4
Interest rate contracts	102,684	2,379	593	77,885	1,776	411
	103,426	2,383	600	78,423	1,788	415
Designated as cash flow hedges:
Exchange rate contracts	27,400	1,317	298	26,035	1,717	186
Interest rate contracts	38,821	168	1,930	25,971	164	1,463
Equity derivative contracts	52	19	—	51	8	1
	66,273	1,504	2,228	52,057	1,889	1,650
Total derivatives held for hedging	169,699	3,887	2,828	130,480	3,677	2,065
Derivative netting(1)	—	(2,262)	(2,262)	—	(2,173)	(2,173)
Total derivatives	210,222	2,592	1,570	177,802	2,439	1,008
(1)Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £1,607m (2022: £1,368m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £54m (2022: £70m).

At 30 June 2023, the fair value of derivative assets included amounts due from Banco Santander group entities of £1,281m (2022: £1,346m) and the fair value of derivative liabilities included amounts due to Banco Santander group entities of £241m (2022: £246m).

IBOR Reform
Note 28 includes details of the notional value of hedging instruments by benchmark interest rate impacted by IBOR reform and the notional amounts of assets, liabilities and off-balance sheet commitments affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.

8. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2023	31 December 2022
	£m	£m
Loans and advances to customers	322	339
Debt securities	219	85
Equity securities	73	10
	614	434
In June 2023, Santander UK revalued a portfolio of unlisted equity securities held at fair value through profit or loss in Santander Equity Investments Limited (SEIL) ahead of the sale of part of the portfolio, resulting in a gain of £46m.

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9. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2023	31 December 2022
	£m	£m
Loans and advances to customers	215,973	224,795
Credit impairment loss allowances on loans and advances to customers	(942)	(933)
Residual value and voluntary termination provisions on finance leases	(21)	(22)
Net loans and advances to customers	215,010	223,840
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.

10. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection transactions.

The gross assets securitised, or for the covered bond programme assigned at 30 June 2023 and 31 December 2022 were:

	30 June 2023	31 December 2022
	£m	£m
Mortgage-backed master trust structures:
–Holmes	2,214	1,646
–Fosse	1,892	2,028
	4,106	3,674
Other asset-backed securitisation structures:
–Motor	—	6
–Repton	750	—
	750	6
Total securitisation programmes	4,856	3,680
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	20,790	21,304
Total securitisation and covered bond programmes	25,646	24,984

The following table sets out the internal and external issuances and redemptions in H123 and H122 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	H123	H122	H123	H122	H123	H122	H123	H122
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	118	—	750	—	30	42	142	114
–Fosse	—	—	—	—	—	34	—	185
Other asset-backed securitisation structures:
–Motor	—	—	—	—	—	—	7	21
–Repton	—	—	550	—	—	—	—	—
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	1,100	—	1,500	4,182	5	—	1,017	827
	1,218	—	2,800	4,182	35	76	1,166	1,147

During H123, the remaining asset-backed notes from the Motor securitisation structure were redeemed. In H123 Repton 2023-1 Limited borrowed £550m through an asset-backed variable funding note facility. Repayment of this will begin in 2025.
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11. REVERSE REPURCHASE AGREEMENTS – NON TRADING

	30 June 2023	31 December 2022
	£m	£m
Agreements with banks	1,253	885
Agreements with customers	10,771	6,463
	12,024	7,348

12. INTERESTS IN OTHER ENTITIES
There have been no significant changes to the Santander UK group's interests in subsidiaries, joint ventures and unconsolidated structured entities, as set out in Note 19 to the Consolidated Financial Statements in the 2022 Annual Report.

13. INTANGIBLE ASSETS
At 30 June 2023, intangible assets comprised goodwill of £1,199m (2022: £1,199m) and computer software of £350m (2022: £351m).

At 30 June 2023, a review was performed to identify any potential impairment indicators for goodwill. No indicators of impairment were identified and so a full impairment test was not performed for the half year. At 30 June 2023, there were no significant changes in key assumptions that gave rise to an indicator of impairment. Details of the sensitivity of value in use (VIU) changes to assumptions to achieve nil headroom are set out in Note 20 to the Consolidated Financial Statements in the 2022 Annual Report.

14. PROPERTY, PLANT AND EQUIPMENT

	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(1)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2023	893	831	79	722	272	2,797
Additions	31	48	1	41	23	144
Disposals	(63)	(9)	—	(81)	(22)	(175)
At 30 June 2023	861	870	80	682	273	2,766
Accumulated depreciation:
At 1 January 2023	271	625	73	145	157	1,271
Charge for the period	9	32	—	33	10	84
Disposals	(63)	(8)	—	(30)	—	(101)
At 30 June 2023	217	649	73	148	167	1,254
Carrying amount	644	221	7	534	106	1,512
(1) Property includes assets under construction of £259m (2022: £204m) and investment properties of £17m (2022: £17m).

15. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2023	31 December 2022
	£m	£m
Structured Notes Programmes	370	375
Eurobonds	93	102
Structured deposits	401	321
Other	—	5
	864	803

16. DEPOSITS BY CUSTOMERS

	30 June 2023	31 December 2022
	£m	£m
Demand and time deposits(1)	190,534	196,160
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,104	1,153
	191,638	197,313
(1)Includes capital amount guaranteed / protected equity index-linked deposits of £364m (2022: £408m).
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17. DEPOSITS BY BANKS

	30 June 2023	31 December 2022
	£m	£m
Items in the course of transmission	531	701
Deposits held as collateral	1,631	1,758
Other deposits(1)	23,440	26,084
	25,602	28,543
(1)Includes drawdown from the TFSME of £21.0bn (2022: £25.0bn).

18. REPURCHASE AGREEMENTS – NON TRADING

	30 June 2023	31 December 2022
	£m	£m
Agreements with banks	406	50
Agreements with customers	9,447	7,932
	9,853	7,982

19. DEBT SECURITIES IN ISSUE

	30 June 2023	31 December 2022
	£m	£m
Medium-term notes	14,182	15,533
Euro 35bn Global Covered Bond Programme	15,247	15,205
US$20bn Commercial Paper Programmes	1,591	1,851
Certificates of deposit	1,975	2,874
Credit linked notes	—	60
Securitisation programmes	2,088	897
	35,083	36,420
20. SUBORDINATED LIABILITIES

	30 June 2023	31 December 2022
	£m	£m
£325m Sterling preference shares	344	344
Undated subordinated liabilities	205	219
Dated subordinated liabilities	1,601	1,769
	2,150	2,332

In H123, certain subordinated liabilities were repurchased as part of ongoing liability management exercises, resulting in a profit of £3m (H122: a loss of £1m).

21. PROVISIONS

	Customer remediation	Litigation and other regulatory	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	90	136	4	47	74	22	7	380
Additional provisions (See Note 4)	30	14	—	4	3	34	90	175
Provisions released (See Note 4)	(20)	—	—	(1)	—	—	(2)	(23)
Utilisation and other	(10)	(12)	(4)	(2)	—	(17)	(90)	(135)
At 30 June 2023	90	138	—	48	77	39	5	397

An additional provision of £30m was recognised in H123, for a customer remediation exercise relating to our mortgage book. This remediation relates to the proposed refund of interest inconsistently charged on mortgage products for customers in Financial Support.
A £30m provision was recognised in H123, relating to restructuring announced to employees in January 2023.
In H123, other provisions included charges for operational risk provisions of £87m (H122: £78m), including fraud losses of £75m (H122: £63m).
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22. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	30 June 2023	31 December 2022
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	999	1,051
Unfunded pension and post-retirement medical benefits	(25)	(25)
Total net assets	974	1,026

a) Defined contribution pension plans
An expense of £33m (H122: £30m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses (see Note 3).
b) Defined benefit pension schemes
The total amount released to the income statement was £16m (H122: charge of £4m).
The amounts recognised in other comprehensive income were as follows:

	30 June 2023	30 June 2022
	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	470	3,352
Actuarial losses arising from experience adjustments	89	296
Actuarial gains arising from changes in financial assumptions	(399)	(3,974)
Pension remeasurement	160	(326)

The net assets recognised in the balance sheet were determined as follows:

	30 June 2023	31 December 2022
	£m	£m
Present value of defined benefit obligations	(7,639)	(7,937)
Fair value of scheme assets	8,613	8,963
Net defined benefit assets	974	1,026

Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	30 June 2023	31 December 2022
	%	%
To determine benefit obligations(1):
– Discount rate for scheme liabilities	5.3	4.9
– General price inflation	3.1	3.1
– General salary increase	1.0	1.0
– Expected rate of pension increase	3.0	3.0

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.4	27.4
– Females	30.1	30.1
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.9	28.9
– Females	31.6	31.6
(1) The discount rate and inflation related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.

The majority of the liability movement in H123 was due to increased long-term index-linked gilt yields.

Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
		30 June 2023	31 December 2022
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(466)	(501)
General price inflation	50bps increase	341	374
Mortality	Each additional year of longevity assumed	185	203

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23. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2023	31 December 2022
	£m	£m
Guarantees given to third parties	436	448
Formal standby facilities, credit lines and other commitments	33,289	31,410
	33,725	31,858

Where the items set out below can be reliably estimated, they are disclosed in the table above.
There have been no significant changes to the contingent liabilities as set out in Note 31 to the Consolidated Financial Statements in the 2022 Annual Report, except as set out below:

Other legal actions and regulatory matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.
Payment Protection Insurance
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) have brought a claim for £552m (plus interest) against (i) Santander Cards UK Limited (former GE Capital entity known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (together the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. AXA France reduced their claim from £670m (plus interest) to £552m (plus interest) in their Re-Re-Amended Particulars of Claim dated 29 June 2023. The Santander Entities strongly refute the claim. Trial has been fixed for six weeks, beginning on 3 March 2025.
There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The litigation and other regulatory provision in Note 21 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally, the PPI provision includes an amount relating to legal claims challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 21 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.
German dividend tax arbitrage transactions
In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a loophole of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
During H123 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently possible to make a reliable assessment of the size of any related potential liability.
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Motor Finance Broker Commissions
Following the FCA’s Motor Market review, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical commission arrangements and is monitoring industry developments for potential liabilities for claims related to the use of discretionary commission models prior to the Motor Market review. It is possible that further claims and complaints may be received. A claim has been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical commission arrangements in respect of used car financing operated in breach of the Competition Act 1998. While it is possible that certain costs will be incurred in relation to existing or future county court claims, complaints and the CAT proceedings, the resolution of such matters is not possible to predict with any certainty. It is also not considered that a legal or constructive obligation has been incurred in relation to such matters that would require a provision to be recognised at this stage. In view of the inherent uncertainties, it is therefore also not possible to estimate the extent of any financial impact.

Taxation
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.

Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Following ring-fencing, the convertible preferred stock is now held by Santander Equity Investments Limited (SEIL), outside the ring-fenced bank. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). In June 2020, the Supreme Court issued a judgement finding that MIFs restricted competition. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in the conversion rate due to litigation costs.
In addition, Santander UK plc and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Santander UK plc's liability under this indemnity is capped at €39.85m. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs which means it is not practicable to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, entities within the Santander UK group have given warranties and/or indemnities to the purchasers.

24. OTHER EQUITY INSTRUMENTS

	Interest rate		30 June 2023	31 December 2022
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	450
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	6.50	June 2027	750	750
			2,196	2,196

25. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

Securitisations and covered bonds
As described in Note 14, to the Consolidated Financial Statements in the 2022 Annual Report and Note 10, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 30 June 2023, there were £25,646m (2022: £24,984m) of gross assets in these secured programmes and £775m (2022: £829m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 30 June 2023, £2,875m (2022: £1,725m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,500m at 30 June 2023 (2022: £500m), or for use as collateral for liquidity purposes in the future.

26. RELATED PARTY DISCLOSURES
The financial position and performance of the Santander UK group were not materially affected in H123 by any related party transactions, or changes to related party transactions, other than as disclosed herein.

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27. FINANCIAL INSTRUMENTS
a) Measurement basis of financial assets and liabilities
Disclosures relating to fair value measurement and hierarchy, valuation techniques and the control framework and related aspects pertaining to financial instruments at fair value are included in the 2022 Annual Report. Valuation, sensitivity methodologies and inputs at 30 June 2023 are consistent with those described in Note 39 to the Consolidated Financial Statements in the 2022 Annual Report. Details regarding fair value measurement under a valuation technique of groups of financial assets and liabilities with offsetting positions in market risks or credit risks, on the basis of net exposure using the exception under IFRS 13, can be found in Note 39(a) to the Consolidated Financial Statements in the 2022 Annual Report.

b) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2023 and 31 December 2022. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value. Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 39(d) to the Consolidated Financial Statements in the 2022 Annual Report.

	30 June 2023		31 December 2022
	Fair	Carrying	Fair	Carrying
	value	value	value	value
	£m	£m	£m	£m
Assets
Loans and advances to customers	207,690	215,010	216,451	223,840
Loans and advances to banks	1,276	1,276	1,105	1,105
Reverse repurchase agreements - non trading	12,007	12,024	7,341	7,348
Other financial assets at amortised cost	138	152	144	156
	221,111	228,462	225,041	232,449
Liabilities
Deposits by customers	191,581	191,638	197,280	197,313
Deposits by banks	25,659	25,602	28,051	28,543
Repurchase agreements - non trading	9,853	9,853	7,982	7,982
Debt securities in issue	34,322	35,083	35,255	36,420
Subordinated liabilities	2,409	2,150	2,511	2,332
	263,824	264,326	271,079	272,590

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c) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2023 and 31 December 2022, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

		30 June 2023				31 December 2022
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	1,446	—	1,446	—	2,049	—	2,049	A
	Interest rate contracts	—	3,241	3	3,244	—	2,406	7	2,413	A & C
	Equity and credit contracts	—	107	57	164	—	103	47	150	B & D
	Netting	—	(2,262)	—	(2,262)	—	(2,173)	—	(2,173)
		—	2,532	60	2,592	—	2,385	54	2,439
Other financial assets at FVTPL	Loans and advances to customers	—	280	42	322	—	294	45	339	A
	Debt securities	—	159	60	219	—	13	72	85	A, B & D
	Equity securities	—	46	27	73	—	—	10	10	B
		—	485	129	614	—	307	127	434
Financial assets at FVOCI	Debt securities	6,968	104	—	7,072	5,996	28	—	6,024	D
		6,968	104	—	7,072	5,996	28	—	6,024
Total assets at fair value		6,968	3,121	189	10,278	5,996	2,720	181	8,897

Liabilities
Derivative financial instruments	Exchange rate contracts	—	446	—	446	—	489	—	489	A
	Interest rate contracts	—	3,365	—	3,365	—	2,662	4	2,666	A & C
	Equity and credit contracts	—	12	9	21	—	18	8	26	B & D
	Netting	—	(2,262)	—	(2,262)	—	(2,173)	—	(2,173)
		—	1,561	9	1,570	—	996	12	1,008
Other financial liabilities at FVTPL	Debt securities in issue	—	463	—	463	—	477	3	480	A
	Structured deposits	—	401	—	401	—	321	—	321	A
	Collateral and associated financial guarantees	—	—	—	—	—	2	—	2	D
		—	864	—	864	—	800	3	803
Total liabilities at fair value		—	2,425	9	2,434	—	1,796	15	1,811

Transfers between levels of the fair value hierarchy
In H123 there were no significant (H122: no significant) transfers of financial instruments between levels of the fair value hierarchy.

d) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments are disclosed in Note 39(b) to the Consolidated Financial Statements in the 2022 Annual Report. Santander UK made a material change to the valuation of unlisted equity holdings in H123. For more details, see Note 8.

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e) Fair value adjustments
The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

	30 June 2023	31 December 2022
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(8)	(12)
- Uncertainty	21	27
- Credit risk adjustment	(3)	(1)
- Funding fair value adjustment	—	1
	10	15
Day One profit	(1)	(1)
	9	14

Risk-related adjustments
Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For more details, see ‘Risk-related adjustments’ in Note 39(f) to the Consolidated Financial Statements in the 2022 Annual Report.

f) Internal models based on information other than market data (Level 3)
Valuation techniques
There have been no significant changes to the valuation techniques as set out in Note 39(g) to the Consolidated Financial Statements in the 2022 Annual Report.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in H123:

	Assets			Liabilities
	Derivatives	Other financial assets at FVTPL	Total	Derivatives	Other financial liabilities at FVTPL	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2023	54	127	181	(12)	(3)	(15)
Total (losses)/gains recognised:
Fair value movements(2)	14	62	76	(1)	—	(1)
Foreign exchange and other movements	—	(6)	(6)	—	—	—
Purchases	—	1	1	—	—	—
Transfers out	—	(46)	(46)	—	—	—
Netting(1)	—	(2)	(2)	—	—	—
Settlements	(8)	(7)	(15)	4	3	7
At 30 June 2023	60	129	189	(9)	—	(9)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period(2)	14	56	70	(1)	—	(1)
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19 to the Consolidated Financial Statements in the 2022 Annual Report
(2)Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)
There has been no significant change to the unobservable inputs and sensitivities used in Level 3 fair values as set out in Note 39(g) to the Consolidated Financial Statements in the 2022 Annual Report.
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28. INTEREST RATE BENCHMARK REFORM
The following tables show the notional amounts of assets, liabilities and off-balance sheet commitments at 30 June 2023 and 31 December 2022 affected by IBOR reform that have yet to transition to an alternative benchmark interest rate as provided internally to key management personnel.

			30 June 2023
	GBP(2) LIBOR	USD(2) LIBOR	Total
	£m	£m	£m
Assets
Financial assets at amortised cost	7	1	8
	7	1	8
Liabilities
Derivatives(1)	—	49	49
	—	49	49

			31 December 2022
Assets
Derivatives(1)	—	1,665	1,665
Financial assets at amortised cost	76	245	321
	76	1,910	1,986
Liabilities
Derivatives(1)	66	1,846	1,912
Financial liabilities at amortised cost	—	2,491	2,491
	66	4,337	4,403
Off-balance sheet commitments given	2	—	2
(1) Many of the Santander UK group's derivatives subject to IBOR reform are standard ISDA contracts and are subject to supplementary ISDA fallback provisions which became effective on 25 January 2021.
(2) Settings for GBP, JPY & NOK LIBOR & 1-week and 2-month USD LIBOR ceased on 31 December 2021 and for EONIA on 3 January 2022. For certain legacy contracts, while 1-month, 3-month and 6-month settings for JPY LIBOR ceased on 31 December 2022 and 1-month and 6-month synthetic GBP LIBOR settings ceased on 31 March 2023, the 3-month synthetic GBP LIBOR setting has been extended until the end of March 2024. Overnight, and 12-month USD LIBOR settings ceased on 30 June 2023. For certain legacy contracts, 1-month, 3-month and 6-month synthetic USD LIBOR settings will cease on 30 September 2024.

IBOR Reform
The table below shows the notional amount of derivatives in hedging relationships directly affected by uncertainties related to IBOR reform.

	30 June 2023		31 December 2022
	USD LIBOR	Total	USD LIBOR	Total
	£m	£m	£m	£m
Total notional value of hedging instruments
–Cash flow hedges	—	—	2,906	2,906
–Fair value hedges	—	—	178	178
	—	—	3,084	3,084
Maturing after cessation date(1)
–Cash flow hedges	—	—	2,906	2,906
–Fair value hedges	—	—	178	178
	—	—	3,084	3,084
(1) Overnight and 12-month USD LIBOR settings ceased on 30 June 2023. For certain legacy contracts, 1-month, 3-month and 6-month synthetic USD LIBOR settings will cease at the end of September 2024.

For more details on interest rate benchmark reform and the Santander UK group’s transition from IBORs to alternative benchmark rates, see Note 41 to the Consolidated Financial Statements in the 2022 Annual Report.
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29. ASSETS HELD FOR SALE

Sale of property
Management considered the sale of Santander House and Shenley Wood freehold land and buildings, part of an agreement with the developer for the construction of Unity Place, to be highly probable at the balance sheet date. As such, the Santander UK group classified these properties, which are included in the Corporate Centre segment and carried at their sales prices, as held for sale. The sale is expected to complete in H2 2023 with no gain or loss.

At 30 June 2023, assets held for sale comprised:

	30 June 2023	31 December 2022
	£m	£m
Assets
Property, plant and equipment	49	49
Total assets held for sale	49	49

30. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 30 June 2023 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

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Shareholder information
	Contents
	Board changes	76
	Glossary	76
	Forward-looking statements	76

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Board changes
A number of changes to the Board of Directors of Santander UK Group Holdings plc and Santander UK plc have taken effect in the year to date or will do so in the next few months:
As part of our Board succession planning and to ensure an orderly handover of responsibilities ahead of retirements later in the year, Michelle Hinchliffe and Jose Maria Roldan joined the Boards of the two companies with effect from 1 June 2023 as independent Non-Executive Directors (INED).
Antonio Simoes will resign from the Boards of Santander UK Group Holdings plc and Santander UK plc with effect from 31 August 2023 and be succeeded by Pedro Castro e Almeida with effect from 1 September 2023 as a Banco Santander SA nominated Non-Executive Director (subject to regulatory approval).
Duke Dayal, Executive Director and Chief Financial Officer, will resign from the Boards of both companies with effect from 27 September 2023 and will leave both companies later in the year. A successor for him in his role as Chief Financial Officer will be announced in due course.
As their nine-year terms draw to a close, Chris Jones (INED) will retire from the Boards of both companies with effect from 30 September 2023 and Annemarie Durbin (INED) will retire from the Board of Santander UK plc with effect from 15 December 2023.
The Board thank all those leaving for their contributions and wish them well in their new roles.

Glossary
There have been no significant changes from the glossary in the 2022 Annual Report, except:
Net Promoter Score (NPS) - Retail
We measured the main banking NPS of 15,588 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 30 June 2023. Our customer experience research was subject to independent third party review.
NPS - Business and corporate
Measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 8,673 interviews made in twelve months ended 23 June 2023 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7).

Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors, could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2022 Annual Report.
Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2022) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the non-exhaustive list of important factors in the 2022 Annual Report, and how it could affect our operations and financial position. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Mike Regnier
Mike Regnier
Chief Executive Officer
Dated: 14 August, 2023